SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

Commerce Court

Toronto, Ontario

Canada M5L 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No☒

The following document is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference into the Registration Statement on Form F-3 (File No. 333-104577) and the Registration Statements on Form S-8 (File Nos. 333-130283 and 333-09874).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: January 25, 2007	By:	/S/ MICHELLE CATURAY
Name: Michelle Caturay Title: Vice-President, Corporate Secretary and Associate General Counsel

Management Proxy Circular (including Notice of Meeting)
Notice of Consent for Beneficial Shareholders
Notice of Consent for Registered Shareholders
Proxy Form

Notice of Annual Meeting of Shareholders

March 1, 2007

and

Management Proxy Circular

For what matters.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of CIBC will be held at the Calgary TELUS Convention Centre, Calgary, Alberta, on Thursday, March 1, 2007 at 10:00 a.m. (Mountain Standard Time) for the following purposes:

1.	to receive the financial statements for the year ended October 31, 2006 and the auditors’ report on the statements;

2.	to appoint auditors;

3.	to elect directors;

4.	to consider a resolution to confirm an amendment to section 5.2 of By-Law No. 1 regarding indemnification of directors, officers and others;

5.	to consider a resolution to amend the CIBC Employee Stock Option Plan;

6.	to consider shareholder proposals attached as Schedule “A” to the accompanying Management Proxy Circular; and

7.	to transact other business properly brought before the meeting.

January 11, 2007

By Order of the Board

/s/ Michelle Caturay

Michelle Caturay

Vice-President, Corporate Secretary

and Associate General Counsel

PROXY FORMS

Your vote is important. If you are unable to attend the meeting in person please complete and return the enclosed proxy form in the envelope provided or mail it to CIBC’s transfer agent, CIBC Mellon Trust Company, P. O. Box 721, Agincourt, Ontario, M1S 0A1, Attention: Proxy Department, or send it by facsimile to 416-368-2502 by 10:00 a.m. (Eastern Standard Time) on February 28, 2007.

OUTSTANDING COMMON SHARES AT RECORD DATE

On January 10, 2007 (the date for determining shareholders entitled to receive notice of the meeting) the number of outstanding common shares was 336,950,886.

QUESTIONS

Shareholders with questions about items being voted on at the meeting may contact CIBC’s transfer agent in Toronto at 416-643-5500 or toll free in North America at 1-800-387-0825.

SPECIAL ARRANGEMENTS FOR MEETING ATTENDANCE

Shareholders who are planning to attend the meeting and who require special arrangements for hearing or access are asked to contact the Corporate Secretary by mail at 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2 or by e-mail to corporate.secretary@cibc.com.

January 11, 2007

Invitation to Shareholders

We invite you to attend CIBC’s Annual Meeting of Shareholders that will be held at the Calgary TELUS Convention Centre in Calgary, Alberta, on Thursday, March 1, 2007, at 10:00 a.m. (Mountain Standard Time).

At the meeting, you will have the opportunity to hear about CIBC’s 2006 performance and management’s plans going forward. You will also be able to meet and ask questions of the Board of Directors and management.

This Management Proxy Circular describes the business to be conducted at the meeting and provides information on executive compensation and CIBC’s governance. You may exercise your vote in person at the meeting or by completing and returning your proxy form. Details about voting are on pages 1 and 2 of this Circular.

We hope you will be able to join us. For your convenience, our meeting will be webcast with live coverage at www.cibc.com. A recorded version of the meeting will be available on our website until the next Annual Meeting of Shareholders. For more information, please see CIBC’s 2006 Annual Accountability Report, quarterly financial reports and other corporate information also available on our website.

Sincerely,

/s/ William A. Etherington William A. Etherington Chairman of the Board	/s/ Gerald T. McCaughey Gerald T. McCaughey President and Chief Executive Officer

Annual Meeting Location

Calgary TELUS Convention Centre

136-8th Avenue South East

North Building, 2nd Level

Exhibition Hall Annex E

Calgary, Alberta

VOTING INFORMATION
1	Matters to be voted on
1	Who can vote
1	Voting restrictions
1	How to vote
1	Voting by proxy
2	Solicitation of proxies
2	Confidentiality

BUSINESS OF THE MEETING
2	Financial statements
2	Appointment of auditors
3	Election of directors
11	By-law amendment regarding indemnification
11	Amendment to CIBC Employee Stock Option Plan
13	Shareholder proposals

BOARD COMMITTEE REPORTS
14	Audit Committee
16	Corporate Governance Committee
17	Management Resources and Compensation Committee
18	Risk Management Committee

EXECUTIVE AND DIRECTOR COMPENSATION
18	Compensation of directors
22	Report on executive compensation
30	Performance graph
31	Pay for performance graph
32	Summary compensation table
35	Securities authorized for issuance under equity compensation plans
36	Pension arrangements
38	Employment contracts
39	Change of control contracts

OTHER INFORMATION
40	Indebtedness of directors and executive officers
41	Directors and Officers Liability Insurance
41	Availability of information
41	Communicating with the Board
41	Directors’ approval

SCHEDULES
A	Shareholder Proposals
B	Statement of Corporate Governance Practices

ACRONYMS

DSOP	Non-Officer Director Stock Option Plan
DSU	Deferred Share Unit
ESOP	Employee Stock Option Plan
ESPP	Employee Share Purchase Plan
LTIP	Long-Term Incentive Plan
NEO	Named Executive Officer

PMM	Performance Management and Measurement Program
PSU	Performance Share Unit
RDSU	Retirement Deferred Share Unit
RSA	Restricted Share Award
RSIP DSU	Retirement Special Incentive Plan Deferred Share Unit

SAR	Stock Appreciation Right
SBU	Strategic Business Unit
SERP	Supplemental Executive Retirement Plan
SET	Senior Executive Team

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Management Proxy Circular, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make in this Management Proxy Circular under “Review of corporate performance and compensation for 2006” and in other statements. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and the operations, performance and results of our business lines, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in our estimates of reserves and allowances; changes in tax laws; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this Management Proxy Circular or in other communications.

Unless stated otherwise, all information is current to December 31, 2006, and all dollar figures are in Canadian dollars.

VOTING INFORMATION

Matters to be voted on

At this year’s Annual Meeting of Shareholders, shareholders are voting on:

•	the appointment of auditors;

•	the election of directors;

•	a resolution to confirm an amendment to section 5.2 of By-Law No. 1 regarding indemnification of directors, officers and others;

•	a resolution to amend the CIBC Employee Stock Option Plan; and

•	shareholder proposals.

A simple majority of the votes cast at the meeting, in person or by proxy, will decide any matter submitted to a vote.

Who can vote

Except for voting restrictions explained below under Voting restrictions, each shareholder is entitled to one vote for each common share he or she owns on January 10, 2007. If you acquired your shares after January 10, 2007 and wish to vote, you should take these steps by 5:00 p.m. (Eastern Standard Time) on February 19, 2007:

1)	ask CIBC’s transfer agent, CIBC Mellon Trust Company (CIBC Mellon), to add your name to the voters’ list; and

2)	provide properly endorsed share certificates or sufficient information to establish that you own the shares.

At January 10, 2007 there were 336,950,886 common shares of CIBC outstanding. Subject to certain Bank Act (Canada) restrictions, these shares are eligible to vote at the meeting. To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

Voting restrictions

The Bank Act prohibits shares from being voted where they are beneficially owned by: the government of Canada or of a province; the government of a foreign country or any political subdivision of a government of a foreign country; any agencies of these entities; and a person who contravenes certain share ownership restrictions under the Bank Act (e.g., a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance). As well, no person or entity controlled by any person may cast votes in respect of any shares beneficially owned by the person or the entity that are, in the aggregate, more than 20% of the eligible votes that may be cast.

How to vote

Registered shareholders – Registered shareholders hold shares directly in their name. If you are a registered shareholder, you may vote in person at the meeting or give another person authority to vote for you at the meeting by appointing a proxyholder, as explained below under Voting by proxy and Appointing a proxyholder.

Non-registered shareholders – Non-registered shareholders beneficially own shares but the shares are held in the name of a nominee, such as a bank, broker or trust company. If you are a non-registered shareholder, you may vote your shares through your nominee or in person at the meeting. To vote your shares through your nominee you should follow the instructions on the voting instruction form or proxy form provided by your nominee.

To vote your shares in person at the meeting you should take these steps:

1)	appoint yourself as the proxyholder by writing your name in the space provided on the voting instruction form or proxy form; and

2)	return the voting instruction form or proxy form to the nominee in the envelope provided.

Do not complete the voting section of the proxy form as your vote will be taken at the meeting.

If you voted through your nominee and would now like to vote in person, contact your nominee to discuss whether this is possible and what procedures you need to follow.

If you are a participant in the CIBC Shareholder Investment Plan (the Investment Plan), CIBC Mellon will vote your shares in the Investment Plan according to your instructions on the proxy form. You can withdraw your voting instructions only by revoking the proxy as explained below under Revoking your proxy.

Voting by proxy

If you will not be at the meeting, you may still vote by using the proxy form. Please mark your vote, sign, date and return the proxy form in the envelope provided or by fax to CIBC Mellon at 416-368-2502, so that it arrives by 10:00 a.m. (Eastern Standard Time) on February 28, 2007.

Appointing a proxyholder – A proxyholder is the person you appoint to represent you at the meeting and vote your shares. You may choose anyone to be your proxyholder – the person you choose does not have to be a CIBC shareholder. Simply insert the person’s name in the blank space provided on the proxy form. You should be sure that this person is attending the meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the proxy form, William A. Etherington and Gerald T. McCaughey, both of whom are directors of CIBC, are appointed to act as your proxyholder.

Your proxyholder is authorized to vote and act for you at the meeting, including any continuation after an adjournment of the meeting. On the proxy form you can indicate how you want your proxyholder to vote your shares. You may vote FOR or WITHHOLD your vote on the appointment of auditors and on

1	CIBC PROXY CIRCULAR

each proposed nominee for election as director. You may vote FOR or AGAINST on the other voting matters. Otherwise, you can let your proxyholder decide for you.

Voting discretion of proxyholder – If you give directions on how to vote your shares, your proxyholder must follow your instructions.

If your proxy form does not specify how to vote on a particular issue, then your proxyholder can vote your shares as he or she sees fit. If you or your proxyholder do not give specific instructions, your shares will be voted as follows:

•	FOR the appointment of Ernst & Young LLP as auditors;

•	FOR the election as directors of all nominees listed in this Circular;

•	FOR the resolution to confirm an amendment to By-Law No. 1 regarding indemnification of directors, officers and others;

•	FOR the resolution to amend the CIBC Employee Stock Option Plan; and

•	AGAINST Shareholder Proposal Numbers 1 through 6.

Your proxyholder also has discretionary authority for amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the meeting. At the time of printing this Circular, CIBC management does not know of any matter to come before the meeting other than the matters referred to in the Notice of Meeting.

Revoking your proxy – If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or authorizing your lawyer in writing to sign a statement) to this effect and delivering it to the Corporate Secretary at the head office of CIBC, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, Canada, M5L 1A2, any time before 10:00 a.m. (Eastern Standard Time) on February 28, 2007 or by depositing it with the chair of the meeting on March 1, 2007.

Solicitation of proxies

This Circular is provided in connection with CIBC management’s solicitation of proxies for the meeting. Proxy solicitation will be primarily by mail and by CIBC employees in person, in writing or by telephone. CIBC will pay the cost of solicitation.

Confidentiality

Proxies returned to CIBC Mellon are counted and tabulated independently of CIBC to preserve the confidentiality of individual shareholder votes. CIBC Mellon does not inform CIBC management about how individual shareholders have voted except where comments made by shareholders are intended for the attention of management or where required by law.

BUSINESS OF THE MEETING

1. Financial statements

The consolidated financial statements of CIBC for the year ended October 31, 2006 are included in the 2006 Annual Accountability Report mailed to shareholders with this Circular. These documents are also available on CIBC’s website at www.cibc.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

2. Appointment of auditors

The Audit Committee recommends that shareholders appoint Ernst & Young LLP as auditors of CIBC until the next annual meeting of shareholders. Unless instructed otherwise, the persons named in the enclosed proxy form intend to vote for the appointment of Ernst & Young LLP as auditors of CIBC until the next meeting of shareholders where auditors are appointed.

Ernst & Young LLP has served as the auditors of CIBC since being appointed in December 2002. During the five financial years ended October 31, 2006 CIBC’s auditors were: PricewaterhouseCoopers LLP – 1998 to December 2002; Arthur Andersen LLP – 1998 to June 2002; Deloitte & Touche LLP – 2002, for the unexpired term of Arthur Andersen LLP; and Ernst & Young LLP – December 2002 to present.

Fees for services provided by external auditors

Fees billed for professional services rendered by Ernst & Young LLP (E&Y), for the years ended October 31, 2006 and October 31, 2005, are set out below.

	Fiscal 2006 fees billed by E&Y ($)	Fiscal 2005 fees billed by E&Y ($)
Audit Fees(1)	13,880,000	16,121,000
Audit Related Fees(2)	4,257,000	1,469,000
Tax Fees(3)	446,000	376,000
All Other Fees(4)	—	16,000

Notes:

(1)

For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal control over financial reporting under the Standards of the Public Company Accounting Oversight Board (United States).

(2)

For assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultations, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

(4)	For products and services other than the fees reported in (1) to (3).

CIBC PROXY CIRCULAR	2

Fee policy

CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors is available at www.cibc.com. Under this policy and as required by Canadian and U.S. laws, the Audit Committee approves the engagement terms for all audit and non-audit services to be provided by CIBC’s auditors before these services are provided to CIBC or any of its subsidiaries. The Audit Committee approved all of the services provided to CIBC and its subsidiaries described in the table above.

3. Election of directors

This section provides an overview of the nomination process for directors and information on each person nominated for election as a director.

Nomination process

Under the Bank Act and CIBC’s by-laws, a director’s term expires at the close of the next annual meeting of shareholders after the election or appointment of that director. The Corporate Governance Committee establishes criteria for the election and re-election of directors, using a competency matrix to assist with reviewing the Board’s collective skill set and identifying and, when required, recruiting suitable director candidates. The Corporate Governance Committee is authorized to engage the services of outside consultants to help identify qualified candidates. For detailed information about the nomination process, see Schedule “B”, “Statement of Corporate Governance Practices – Director nomination process”.

Nominees

The number of directors to be elected is 16. The proposed nominees for election as directors are set out on pages 5 to 10. All nominees are presently directors of CIBC.

All of the proposed nominees were duly elected as directors at the last Annual Meeting of Shareholders held on March 2, 2006.

Each elected director will hold office until the next meeting of shareholders where directors are elected or until such office is vacated, whichever is earlier. No nominee for election as a director currently holds a position in a subsidiary of CIBC.

Director independence – The Board approved independence standards that require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC. A “material relationship” is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Affiliated Persons Regulations under the Bank Act, the New York Stock Exchange (NYSE) corporate governance rules and the Canadian Securities Administrators (CSA) corporate governance guidelines. CIBC’s Board of Directors Independence Standards are available at www.cibc.com.

The Board determines the independence of a director when the Board approves director nominees for inclusion in this Circular. Based on the results of independence questionnaires completed by each nominee and other information, the Board determined that 15 of the 16 nominees proposed for election as directors have no material relationship with CIBC and are therefore independent. The result of the Board’s determination for each nominee is set out below.

Independence Status of Director Nominees
Name	Management	Independent	Not Independent	Reason for Non-Independent Status
Brent S. Belzberg		✓
Jalynn H. Bennett		✓
Gary F. Colter		✓
William L. Duke		✓
Ivan E. H. Duvar		✓
William A. Etherington		✓
Margot A. Franssen		✓
Gordon D. Giffin		✓
Linda S. Hasenfratz		✓
John S. Lacey		✓
John P. Manley		✓
Gerald T. McCaughey	✓		✓	Mr. McCaughey is President and Chief Executive Officer of CIBC.
Charles Sirois		✓
Stephen G. Snyder		✓
Cyntha M. Trudell		✓
Ronald W. Tysoe		✓

3	CIBC PROXY CIRCULAR

For detailed information about how the Board achieves independence, see Schedule “B”, “Statement of Corporate Governance Practices – Director independence”.

Corporate bankruptcies and cease trade orders – To the knowledge of CIBC, the following proposed nominees for election as a director of CIBC had, in the last 10 years, been a director of a company that either (a) while the nominee was acting in that capacity, made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or (b) was the subject of a cease trade order or similar order, or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days:

1)

Mrs. Jalynn H. Bennett was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the Nortel Companies), when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The Ontario Securities Commission (OSC) issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mrs. Bennett, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies are required to make under Ontario securities laws. The British Columbia Securities Commission (BCSC) and Quebec Securities Commission (QSC) also issued similar orders. Mrs. Bennett was not subject to the orders issued by the BCSC and the QSC. The OSC lifted the cease trade order effective June 8, 2006. The BCSC and the QSC also lifted their cease trade orders shortly thereafter. Mrs. Bennett remains a director of the Nortel Companies.

2)

Mr. John S. Lacey was asked by a group of shareholders to lead a restructuring of The Loewen Group Inc. (Loewen) and was acting as Chairman of the Board of Loewen when it filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code and the Companies’ Creditors Arrangement Act (the CCAA) in

June 1999. In January 2002 Loewen successfully emerged from Chapter 11 and CCAA proceedings as Alderwoods Group Inc. where Mr. Lacey remained as Chairman of the Board until November 2006.

3)

Mr. John P. Manley was a director of the Nortel Companies when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The OSC issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies are required to make under Ontario securities laws. The BCSC and QSC also issued similar orders. The OSC lifted the cease trade order effective June 8, 2006. The BCSC and the QSC also lifted their cease trade orders shortly thereafter.

     Mr. Manley was also a director of the Nortel Companies when the OSC made final an order prohibiting all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004, by reason of the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws. This order was revoked by the OSC on June 21, 2005. Mr. Manley remains a director of the Nortel Companies.

4)

Mr. Charles Sirois was acting as Chairman of the Board of Microcell Telecommunications Inc. (Microcell) when it elected and was granted protection, to restructure its capital under the CCAA in January 2003. In May 2003 Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004.

CIBC PROXY CIRCULAR	4

Nominees for Election as a Director

BRENT S. BELZBERG Toronto, Ontario Age: 56 Independent

Mr. Belzberg is President and Chief Executive Officer of Torquest Partners Inc. He has over 20 years of executive management experience in finance, acquisitions, corporate restructuring and operations. In addition to the public company directorships listed below, Mr. Belzberg has served on the board of a number of investee companies. Mr. Belzberg is a director of Mount Sinai Hospital and Chair of its Quality Committee. He is Chair of CIJA (Canadian Council for Israel and Jewish Advocacy) and Member of the Investment Committee of the Toronto Community Foundation. He also serves as an advisor to the law faculty at the University of Toronto. Before 1979 Mr. Belzberg practiced law at Torys LLP in Toronto.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2006 Overall attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2006(1)
Board (2005)	16/16	4/4
Risk Management Committee (2005)	6/6	7/7

Other Public Board Directorships During Last Five Years(2)		Other Public Board Committee Memberships(3)
Four Seasons Hotels Inc.	2002 – present	Compensation
O&Y REIT	2001 – 2005	—

JALYNN H. BENNETT C.M. Toronto, Ontario Age: 63 Independent

Mrs. Bennett is President of Jalynn H. Bennett and Associates Ltd., a Toronto-based consulting firm specializing in strategic planning and organizational development. She is a past director of the Bank of Canada and a former commissioner of the Ontario Securities Commission. Before setting up her own consulting firm, Mrs. Bennett was associated for nearly 25 years with The Manufacturers Life Insurance Company. In addition to the public company directorships listed below, Mrs. Bennett is a director of The Cadillac Fairview Corporation Limited. She is very active on boards and committees of institutions and organizations in the education and health sectors in Ontario and was a member of the Canadian Institute of Chartered Accountants 2000 Toronto Stock Exchange Committee on Corporate Governance. She is also the Vice-Chair of The Public Accountants Council for the Province of Ontario.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2006 Overall attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2006
Board (1994)	16/16	4/4
Corporate Governance Committee (2000), Chair (2003)	6/6	1/1
Audit Committee (2005)	8/8	—

Other Public Board Directorships During Last Five Years(2)		Other Public Board Committee Memberships(3)
Bombardier Inc.	2002 – 2004	—
Canwest Global Communications Corp.	1998 – 2005	—
Nortel Networks Corporation	2005 – present	Compensation and Human Resources
Nortel Networks Limited	2005 – present	Compensation and Human Resources, Pension Fund Policy
Sears Canada Inc.	1993 – 2005	—
Teck Cominco Limited	2005 – present	Audit, Corporate Governance

GARY F. COLTER Mississauga, Ontario Age: 60 Independent

Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Before establishing CRS Inc., Mr. Colter was a long-time member of the senior management team of KPMG Canada. He served as Vice Chairman of KPMG Canada from January 2001 to August 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000 and from 1989 to 1998 was Vice Chairman of Financial Advisory Services, KPMG Canada.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2006 Overall attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2006
Board (2003)	16/16	3/4
Corporate Governance Committee (2003)	6/6	1/1
Audit Committee (2003), Chair (2003)	8/8	—

Other Public Board Directorships During Last Five Years(2)		Other Public Board Committee Memberships(3)
Core-Mark Holding Company Inc.	2004 – present	Audit, Compensation (Chair), Governance
Owens-Illinois Inc.	2002 – present	Audit (Chair), Governance
Retirement Residences Real Estate Investment Trust	2005 – present	Audit (Chair)
Saskatchewan Wheat Pool	2003 – 2006	—

5	CIBC PROXY CIRCULAR

Nominees for Election as a Director

WILLIAM L. DUKE Kenosee Lake, Saskatchewan Age: 60 Independent

Mr. Duke is a farmer, and President of Annandale Farms Inc., who operates a 3,500 acre mixed grain farm in southeast Saskatchewan. He is a past President of the Western Canadian Wheat Growers Association and was a member of the Auditor General of Canada’s Special Advisory Committee. Mr. Duke operated a farm management and tax consulting business from 1975 to 1985.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2006 Overall attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2006
Board (1991)	16/16	3/4
Management Resources and Compensation Committee (2005)	5/5	6/6

Other Public Board Directorships During Last Five Years(2)		Other Public Board Committee Memberships(3)
None	—	—

IVAN E.H. DUVAR Amherst, Nova Scotia Age: 67 Independent

Mr. Duvar is President and Chief Executive Officer of MIJAC Inc., a private investment company. He served as Chairman of Maritime Tel & Tel Limited from 1995 to 2000 and as President and Chief Executive Officer of Maritime Telegraph and Telephone Company from 1985 to 1995. Mr. Duvar is a director of several Canadian corporations in addition to those public company directorships listed below, including WAJAX Income Fund.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2006 Overall attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2006
Board (1989)	16/16	4/4
Audit Committee (1997)	8/8	—

Other Public Board Directorships During Last Five Years(2)		Other Public Board Committee Memberships(3)
Aliant Inc.	2000 – 2002	—
ING Canada Inc.	2005 – present	Audit (Chair)
WAJAX Limited	2001 – present	Corporate Governance, Human Resources (Chair)

WILLIAM A. ETHERINGTON Toronto, Ontario Age: 65 Independent

Mr. Etherington was appointed Chairman of the Board of CIBC in 2003. From 2000 until his appointment as Chairman, Mr. Etherington was Lead Director of CIBC. He retired in 2001 as Senior Vice-President and Group Executive, Sales and Distribution, IBM Corporation and Chairman, President and Chief Executive Officer, IBM World Trade Corporation, having worked with IBM for 37 years. In addition to the public board directorships listed below, Mr. Etherington is a member of the President’s Council, The University of Western Ontario and the CNIB Lake Joseph Centre Campaign Cabinet. Mr. Etherington is also a director of SS&C Technologies, Inc., a private equity firm.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2006 Overall attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2006
Board (1994)	16/16	4/4
Mr. Etherington is not a member of Board Committees but is invited to attend at the pleasure of the Committee Chair.

Other Public Board Directorships During Last Five Years(2)		Other Public Board Committee Memberships(3)
Allstream Inc.	2003 – 2004	—
Celestica Inc.	2001 – present	Audit, Compensation (Chair), Corporate Governance, Executive
Dofasco Inc.	2002 – 2006	—
MDS Inc.	2001 – present	Corporate Governance, Compensation (Chair)

CIBC PROXY CIRCULAR	6

Nominees for Election as a Director

MARGOT A. FRANSSEN O.C. Toronto, Ontario Age: 54 Independent

Ms. Franssen is President and Chief Executive Officer of Bibelot Inc. and Co-President of The Canadian Women’s Foundation. She has been the recipient of several business achievement awards including the York University Bruce Bryden Alumni Recognition for Leadership award in 2000. Ms. Franssen is a Fellow of Ryerson Polytechnical University and has received honourary doctorates from Mount Saint Vincent University and the University of Windsor.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2006 Overall attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2006
Board (1992)	16/16	4/4
Management Resources and Compensation Committee (1997)	5/5	6/6

Other Public Board Directorships During Last Five Years(2)		Other Public Board Committee Memberships(3)
None	—	—

THE HONOURABLE GORDON D. GIFFIN Atlanta, Georgia, U.S.A. Age: 57 Independent

Mr. Giffin is Senior Partner in the Washington, D.C. and Atlanta, Georgia-based law firm, McKenna Long & Aldridge LLP. Mr. Giffin is a member of the Council on Foreign Relations, on the Board of Trustees for The Carter Center and on the Board of Counselors of Kissinger-McLarty Associates. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2006 Overall attendance: 95%	Attendance at SPECIAL Meetings during Fiscal 2006(1)
Board (2001)	15/16	4/4
Risk Management Committee (2003)	6/6	6/7

Other Public Board Directorships During Last Five Years(2)		Other Public Board Committee Memberships(3)
Bowater Incorporated	2003 – present	Audit, Nominating and Governance
Canadian National Railway Company	2001 – present	Environment, Safety and Security, Finance, Human Resources and Compensation
Canadian Natural Resources Limited	2002 – present	Audit, Nominating and Corporate Governance
Ontario Energy Savings Corp.	2006 - present	Audit, Compensation and Human Resources
TransAlta Corporation	2002 – present	Nominating and Corporate Governance

LINDA S. HASENFRATZ Guelph, Ontario Age: 40 Independent

Ms. Hasenfratz is Chief Executive Officer of Linamar Corporation, a position she has held since 2002. Linamar designs, develops and manufactures precision machined components, modules and systems for engine, transmission and chassis systems primarily for the North American and European automotive marketplace. Ms. Hasenfratz is Vice Chairman of the Royal Ontario Museum Foundation and is a member of the Canadian Board of Advisors of Catalyst. She is Co-Chair of the North American Competitive Council. Ms. Hasenfratz was appointed to the Board of Directors of the Original Equipment Suppliers Association in November 2005. Ms. Hasenfratz was named one of Canada’s Top 40 under 40 by Report on Business Magazine in 2003.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2006 Overall attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2006
Board (2004)	16/16	1/4
Management Resources and Compensation Committee (2004)	5/5	5/6

Other Public Board Directorships During Last Five Years(2)		Other Public Board Committee Memberships(3)
Linamar Corporation	1998 – present	—

7	CIBC PROXY CIRCULAR

Nominees for Election as a Director

JOHN S. LACEY Toronto, Ontario Age: 63 Independent

Mr. Lacey is Chairman of the Advisory Board, Tricap Restructuring Fund. From 2002 until 2006 he was Chairman of Alderwoods Group, Inc. Previously, Mr. Lacey was Chairman of Loewen Group, President and Chief Executive Officer of The Oshawa Group Ltd. in Toronto, Ontario, President and Chief Executive Officer of WIC Western International Communications and he also served as President and Chief Executive Officer of Scott’s Hospitality Inc. He is a director of Cancer Care Ontario and is the Chairman of Doncaster Racing Inc. and Doncaster Consolidated Ltd.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2006 Overall attendance: 81%	Attendance at SPECIAL Meetings during Fiscal 2006
Board (2004)	13/16	3/4
Corporate Governance Committee (2005)	4/6	1/1
Management Resources and Compensation Committee (2005)	5/5	4/6

Other Public Board Directorships During Last Five Years(2)		Other Public Board Committee Memberships(3)
Alderwoods Group Inc.	2002 – 2006	—
Canadian Tire Corporation Limited	2003 – 2006	—
The Loewen Group Inc.	1998 – 2002	—
Stelco Inc.	2006 – present	Compensation, Governance
TELUS Corporation	2000 – present	Compensation, Governance
Western Forest Products Inc.	2004 – 2006	—

THE HONOURABLE JOHN P. MANLEY P.C. Ottawa, Ontario Age: 56 Independent

Mr. Manley is Senior Counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley has held several senior portfolios in the Canadian federal government. He was appointed to Cabinet in November 1993. Mr. Manley was appointed as Deputy Prime Minister of Canada in January 2002 and also served as Finance Minister from June 2002 to December 2003. In addition to the public company directorships listed below, Mr. Manley is a director of DG Acquisitions Corp., Optosecurity Inc., CARE Canada, the National Arts Centre Foundation and MaRS Discovery District. He is also a member of the Board of Governors of the University of Waterloo.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2006 Overall attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2006
Board (2005)	16/16	4/4
Audit Committee (2005)	8/8	-

Other Public Board Directorships During Last Five Years(2)		Other Public Board Committee Memberships(3)
Canadian Pacific Railway	2006 – present	Audit, Corporate Governance and Nominating, Pension Trust Fund
Nortel Networks Corporation	2004 – present	Compensation and Human Resources
Nortel Networks Limited	2004 – present	Compensation and Human Resources, Pension Fund Policy

GERALD T. McCAUGHEY Toronto, Ontario Age: 50 Not Independent(4)

Mr. McCaughey is President and Chief Executive Officer of CIBC, a position he has held since August 2005. Before his appointment as President and Chief Executive Officer, he was President and Chief Operating Officer of CIBC from December 2004. From his start in CIBC’s Wood Gundy Private Client Division in 1990, Mr. McCaughey held a series of progressively senior positions including President of Wood Gundy Private Client Investments, Head of Global Private Clients Investments, and Senior Executive Vice-President CIBC, responsible for Wealth Management in 1999. In December 2002 Mr. McCaughey was appointed Vice-Chair of CIBC and in February 2004 he became Chairman and Chief Executive Officer of CIBC World Markets Inc., the global investment banking arm of CIBC. Mr. McCaughey is Chair of the Advisory Board for the Canada Institute of the Woodrow Wilson Center; a director of the Frontier College Foundation; and a member of The Learning Partnership’s Corporate Advisory Board.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2006 Overall attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2006
Board (2005)	16/16	4/4
Mr. McCaughey is not a member of Board Committees but is invited to attend at the pleasure of the Committee Chair.

Other Public Board Directorships During Last Five Years(2)		Other Public Board Committee Memberships(3)
None	—	—

CIBC PROXY CIRCULAR	8

Nominees for Election as a Director

CHARLES SIROIS C.M., O.Q., Montreal, Quebec Age: 52 Independent

Mr. Sirois is Chairman and Chief Executive Officer of Telesystem Ltd., a private holding company of which he is the founder and principal shareholder. Mr. Sirois is also Chairman and Chief Executive Officer of Enablis Entrepreneurial Network, a private sector-led and global non-profit organization dedicated to help bridge the digital divide by supporting entrepreneurs in developing countries who adopt Information and Communication Technologies (ICTs) as a significant part of their growth strategy.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2006 Overall attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2006
Board (1997)	16/16	4/4
Corporate Governance Committee (2003)	6/6	1/1
Management Resources and Compensation Committee (1997), Chair (2003)	5/5	6/6

Other Public Board Directorships During Last Five Years(2)		Other Public Board Committee Memberships(3)
Groupe CGI Inc.	2000 – 2002	—
Microcell Telecommunications Inc.	1997 – 2004	—
Telesystem International Wireless Inc.	1997 – 2004	—

STEPHEN G. SNYDER Calgary, Alberta Age: 57 Independent

Mr. Snyder is President and Chief Executive Officer of TransAlta Corporation, an energy company focused on electricity generation and energy trading and marketing. He is past Chair of The Conference Board of Canada and is the Chair of its Governance Committee. Mr. Snyder is also Chair of the Calgary Stampede Foundation, a director of the Alberta College of Art and Design and the Calgary Exhibition & Stampede. Mr. Snyder is a member of the World President’s Organization.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2006 Overall attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2006(1)
Board (2000)	16/16	4/4
Corporate Governance Committee (2004)	6/6	1/1
Risk Management Committee (2004), Chair (2004)	6/6	6/7

Other Public Board Directorships During Last Five Years(2)		Other Public Board Committee Memberships(3)
TransAlta Corporation	1996 – present	—

CYNTHIA M. TRUDELL Knoxville, Tennessee, U.S.A. Age: 53 Independent

Ms. Trudell is a company director. She held a number of progressively senior positions with General Motors from 1981 until 1996, when she became President of IBC Vehicles in Luton, England, a joint venture between General Motors and Isuzu. From 1999 until 2001 she served as Vice President of General Motors and Chairman and President of Saturn Corporation, a wholly owned subsidiary of General Motors. From 2001 until 2006 Ms. Trudell was Vice President of Brunswick Corporation and President of Sea Ray Group. She is a member of the Advisory Board of the University of Tennessee School of Business Administration.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2006 Overall attendance: 87%	Attendance at SPECIAL Meetings during Fiscal 2006
Board (2005)	15/16	3/4
Audit Committee (2005)	6/8	—

Other Public Board Directorships During Last Five Years(2)		Other Public Board Committee Memberships(3)
PepsiCo, Inc.	2000 – present	Audit

9	CIBC PROXY CIRCULAR

Nominees for Election as a Director

RONALD W. TYSOE Cincinnati, Ohio, U.S.A. Age: 53 Independent

Mr. Tysoe is a Senior Advisor with Perella Weinberg Partners LP, a financial services firm which provides corporate advisory and asset management services to clients around the world. Mr. Tysoe was Vice-Chair of Federated Department Stores, Inc. from 1990 until October 2006 and served as Chief Financial Officer of Federated from 1990 to 1997.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2006 Overall attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2006(1)
Board (2004)	16/16	4/4
Risk Management Committee (2004)	6/6	6/7

Other Public Board Directorships During Last Five Years(2)		Other Public Board Committee Memberships(3)
The E.W. Scripps Company	1996 – present	Audit (Chair), Compensation
Federated Department Stores, Inc.	1988 – 2005	—
Great American Financial Resources, Inc.	1999 – 2004	—
Ohio Casualty Corporation	2006 – present	Audit, Finance

Notes:

(1)

A special meeting of the Risk Management Committee was held as a component of a Board meeting already in progress. The members of the Risk Management Committee waived their fee for attending the Risk Management Committee meeting. This meeting is included in the number of meetings held during the year and in the directors’ attendance record. As no fees were paid for this meeting, attendance at the special Risk Management Committee meeting is not reflected in the table on page 19.

(2)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.

(3)	Current committee memberships.

(4)	See table called Independence Status of Director Nominees on page 3.

Summary of Board and committee meetings held in fiscal 2006

Below is a summary of Board and committee meetings held in fiscal 2006. The attendance record of each director nominee is set out in his or her biographical information on pages 5 to 10. Each director nominee attended 75% or more of regularly scheduled Board and committee meetings.

	Regular	Special
Board	16	4
Audit Committee	8	-
Corporate Governance Committee	6	1
Management Resources and Compensation Committee	5	6
Risk Management Committee	6	7

Director attendance at Board and committee meetings

Regular Board and committee meetings are set approximately two years in advance. Special meetings are scheduled as required, usually on short notice. A director is encouraged to attend all regularly scheduled Board and committee meetings and expected to attend 75% of these meetings. This standard is not applied to attendance at special Board or special committee meetings.

Attendance record for directors not standing for re-election:

James A. Grant:

Board – Regular: 15/16    Special: 3/4

Risk Management Committee – Regular: 5/6    Special: 6/7

Pat M. Hayles:

Board – Regular: 16/16    Special: 3/4

Risk Management Committee – Regular: 6/6    Special: 7/7

Director attendance at the Annual Meeting of Shareholders

CIBC encourages each member of the Board to attend its annual meeting of shareholders. At the last annual meeting of shareholders held on March 2, 2006, all but one of the nominees for election as directors attended.

CIBC PROXY CIRCULAR	10

4. By-law amendment regarding indemnification

In 2006, the Federal Government updated the governance standards that apply to banks under the Bank Act. The changes clarify the role of directors, enhance the rights of shareholders and modernize governance practices. One of the changes affects a bank’s indemnification of a director, officer or other person. CIBC’s by-laws contain an indemnification provision that is based on the previous provision under the Bank Act. Changes to the Bank Act indemnification provisions broaden the scope of people the Bank can indemnify and clarify how the indemnity applies to people who are associated with CIBC or a CIBC entity. CIBC believes it is important for its by-laws to align with the updated provisions of the Bank Act. On December 7, 2006, the Board of Directors authorized an amendment to CIBC’s by-laws to replace the former indemnification provision with the updated provision. The Board’s authorization is subject to confirmation of the shareholders.

Resolution of common shareholders

The resolution confirming the amendment to CIBC’s By-Law No. 1 is set out below. The Board of Directors recommends that shareholders vote IN FAVOUR of this resolution.

RESOLVED THAT the following amendment to and restatement of By-Law No. 1 is confirmed:

Section 5.2 is amended by deleting the section and replacing it with the following section:

“5.2 Indemnity of directors, officers and others

Subject to the limitations contained in the Act, but without limit to the right of the Bank to indemnify or advance amounts to any person under the Act or otherwise, the Bank shall indemnify a director or officer of the Bank, a former director or officer of the Bank, or another person who acts or acted at the Bank’s request as a director or officer of or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with the Bank or other entity; provided (1) the person acted honestly and in good faith with a view to the best interests of, as the case may be, the Bank or the other entity for which they acted at the Bank’s request as a director or officer or in a similar capacity; and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty the person had reasonable grounds for believing that their conduct was lawful. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.”

5. Amendment to CIBC Employee Stock Option Plan

In 2006, the Toronto Stock Exchange (the TSX) introduced new rules affecting CIBC’s Employee Stock Option Plan (the Plan). CIBC would like to implement changes to the Plan to address these rules and must amend the Plan to do so. For the amendments to be effective, a majority of the votes cast by CIBC’s common shareholders on the resolution set out below is required. The amendments are described in this section and have been conditionally approved by the Board and the TSX, subject to shareholder approval.

Amendment procedures – The TSX strongly advises that stock option plans have provisions that outline the type of amendments that require shareholder approval and those a company can make without shareholder approval. These provisions are called “amendment procedures”. Before the TSX changed its rules, shareholder approval was required for a plan or option amendment if the TSX considered the amendment to be material. The objective of the new rules is to allow shareholders to determine the types of plan or option amendments that require shareholder approval before a company can make them. Under the new rules, if a plan does not have amendment procedures by June 30, 2007, then every amendment will require specific shareholder approval, even simple housekeeping amendments such as a change in contact information.

CIBC’s proposed amendment procedures would require shareholder approval for the following changes to the Plan or options granted under it:

1.	increasing the number of common shares that can be issued under the Plan;

2.	reducing the strike price of an outstanding option (including a cancellation and re-grant of an option, constituting a reduction of the exercise price of an option);

3.	extending the expiry date of an outstanding option or amending the Plan to permit the grant of an option with an expiry date of more than 10 years from the grant date;

4.

changing the provisions relating to the transferability of options except if the transfer is to a family member, an entity controlled by the option holder or a family member, a charity or for estate planning or estate settlement purposes;

5.	expanding the categories of individuals eligible to participate in the Plan; and

6.	amending the Plan to provide for other types of compensation through equity issuance;

unless the change results from application of the anti-dilution provisions of the Plan.

Examples of the types of changes to the Plan or options granted under it that CIBC could make without shareholder approval include:

1.	housekeeping changes (such as a change to correct an immaterial inconsistency or clerical omission or a change to update a routine administrative provision such as contact information);

11	CIBC PROXY CIRCULAR

2.

a change to the termination provisions for the Plan or for an option as long as the change does not permit CIBC to grant an option with an expiry date of more than 10 years or extend an outstanding option’s expiry date;

3.

certain changes to provisions on the transferability of options, namely, a transfer from an option holder to his or her family member, an entity controlled by the option holder or a family member, a charity, or for estate planning or estate settlement purposes; and

4.	a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

Blackout periods – The TSX recognizes that for good corporate governance reasons many public companies have internal policies prohibiting certain employees from buying or selling the company’s securities or exercising stock options during specific periods. The times that these restricted employees are not permitted to trade in a company’s securities are often called “blackout periods”. Trading restriction policies are not only a component of good corporate governance, they also assist in fostering compliance with legal requirements that prohibit people from trading in a public company’s securities when they have material information about the company that has not been released to the public. A blackout period is designed to prevent a person from trading on material information that is not yet available to other shareholders.

For example, a blackout period occurs during a specified period before and after the day that a company announces its quarterly or annual earnings. A blackout period might also arise during the time that a company has material undisclosed information about an important potential transaction it might be considering, such as a significant merger or acquisition. At CIBC, there are only four periods throughout the year when a restricted employee is permitted to trade in CIBC securities. Each period is approximately 30 days long. However, if a restricted employee has undisclosed material information during one of the four permitted trading periods, then the employee cannot trade in CIBC securities until that information has been disclosed.

The TSX recognizes these blackout periods might result in an unintended penalty to employees who are prohibited from exercising expiring options during that period because of their company’s internal trading policies. As a result, the TSX now provides a framework for extending options that would expire during a blackout period. CIBC proposes adopting the TSX framework so that options issued under the Plan expire at the later of the expiry date set for the option (usually 10 years after the grant date) or, if that date occurs during a blackout period or shortly after it, 10 business days after that blackout period ends. This change has no additional dilutive impact on CIBC’s common shares and no adverse impact on CIBC or its shareholders.

Resolution of common shareholders

The resolution authorizing the amendment of the Plan providing for amendment procedures and the blackout provision for the Plan is set out below. A description of the key terms of the Plan is on page 35 of this Circular. The Board of Directors recommends that shareholders vote IN FAVOUR of this resolution.

RESOLVED THAT the CIBC Employee Stock Option Plan dated January 21, 1993 (as amended) (the Plan), is amended as follows:

Section 2.1(g) of the Plan is amended by adding the statement “except in accordance with section 4.2” to the definition of “Expiry Date” so section 2.1(g) reads as follows:

“(g)	“Expiry Date” means the date designated by the Committee on which the Option expires and is of no further force or effect except in accordance with section 4.2;”

Section 2.1 of the Plan is amended by adding the following definitions and renumbering subsections 2.1(a) through 2.1(q) accordingly:

“(a)

“Blackout Period” means the period during which the relevant Participant is prohibited from exercising an Option due to trading restrictions imposed by CIBC in accordance with its trading policies affecting trades by employees in CIBC securities;

(b)	“Business Day” means a day on which the Shares are available for trading on the facilities of the Toronto Stock Exchange and the New York Stock Exchange;”

Section 4.1 of the Plan is amended by adding “, subject to section 4.2,” to the introductory statement so the introductory statement reads as follows:

“Unless the Committee otherwise determines, an Option shall terminate and may not be exercised after that date (the “Termination Date”) which, subject to section 4.2, is the earliest to occur of:”

Section 4.1 of the Plan is amended by adding “except in accordance with section 4.2.” to the end of the closing statement so the closing statement reads as follows:

“provided that in no event shall the termination of the Option occur later than the tenth anniversary of the Date of Grant of the Options except in accordance with section 4.2.”

Article 4 of the Plan is amended by adding the following as section 4.2 of the Plan:

“4.2 If the Termination Date for an Option occurs during a Blackout Period applicable to the relevant Participant, or within 10 Business Days after the expiry of a Blackout Period applicable to the relevant Participant, then the Termination Date for that Option shall be the date that is the tenth Business Day after the expiry date of the Blackout Period (the “Blackout Expiry Date”). This section 4.2 applies to all Options outstanding under this Plan. The Blackout Expiry Date for an Option may not be amended by the Board of Directors or the Committee without the approval of the holders of Shares in accordance with section 12.1 of the Plan.”

CIBC PROXY CIRCULAR	12

Section 12.1 of the Plan is deleted and replaced by the following:

“12.1

The Committee may suspend, cancel or terminate the Plan at anytime; provided however that, unless a Participant otherwise agrees, such suspension, cancellation or termination shall not apply to any Options granted before the date of such action.”

The Plan is amended by renumbering Article 12 as Article 13 and adding the following as Article 12:

“12.	AMENDMENT PROVISIONS

12.1	Subject to section 12.2, the Committee may, at any time and from time to time, amend the Plan or an Option.

12.2

Notwithstanding section 12.1, the Committee may not, without approval of the holders of a majority of Shares present and voting in person or by proxy at a meeting of holders of Shares, amend the Plan or an Option to:

(a)	increase the number of Shares issuable pursuant to the Plan;

(b)	make any amendment that would reduce the Option Price of an outstanding Option (including a cancellation and reissue of an Option constituting a reduction of the Option Price);

(c)	amend or delete Article 4 to extend the term of any Option granted under the Plan beyond the Expiry Date of the Option or allow for the Expiry Date of an Option to be greater than 10 years;

(d)

expand the authority of the Bank to permit assignments of Options beyond that contemplated by section 13.4, except for an amendment that would permit the assignment of an Option to (i) an immediate family member without payment of any consideration, (ii) an entity in which more than 50% of the voting interests are owned by the Participant or a permitted assignee in exchange for an interest in the entity or for no consideration, (iii) a charity or (iv) for estate planning or estate settlement purposes;

(e)	expand the definition of Eligible Employee for participation in the Plan; and

(f)	amend the Plan to provide for other types of compensation through equity issuance;

unless the change to the Plan or an Option results from the application of Article 7 “Reorganization and Anti-Dilution Provisions” of the Plan.

12.3	Unless a Participant otherwise agrees, any amendment to the Plan or an Option shall apply only in respect of Options granted on or after the date of such amendment.”

6. Shareholder proposals

Attached to this Circular as Schedule “A” are shareholder proposals that have been submitted for consideration at the meeting and the response of management and the Board to each of the proposals.

Shareholders should be aware that in 2006, the Federal Government of Canada amended the Bank Act and altered the shareholder proposal process. The Bank Act now requires a person seeking to make a proposal to comply with the following requirements:

1.

The deadline for submitting shareholder proposals is earlier than previously required. Any shareholder proposal intended for inclusion in CIBC’s fiscal 2007 Management Proxy Circular must be submitted by October 13, 2007.

2.

A person making a proposal must hold at least $2,000 worth of CIBC shares for at least the six month period immediately prior to submitting the proposal, or have the support of shareholders of CIBC who meet these requirements.

3.	The proposal must be accompanied by;

(a)	the name and address of the person making the proposal and, if applicable, their supporters (only the proposer’s name and address would be shown in the management proxy circular);

(b)	the number of shares held by the person making the proposal and, if applicable, their supporters; and

(c)	the date those shares were acquired.

Proof may be required within a specified timeframe.

13	CIBC PROXY CIRCULAR

BOARD COMMITTEE REPORTS

CIBC’s Board of Directors has established four committees:

•	Audit Committee

•	Corporate Governance Committee

•	Management Resources and Compensation Committee

•	Risk Management Committee

The Board has approved a mandate for each committee and delegated responsibilities as set out in those mandates. Every year, each committee reviews its mandate and whether it has fulfilled that mandate. Any revisions to a mandate are also reviewed annually by the Corporate Governance Committee and approved by the Board. For fiscal 2006, each committee is satisfied that it has fulfilled its mandate.

To enhance disclosure of the responsibilities and activities of the Board’s committees, each committee has provided a report, highlighting its structure, mandate and significant achievements during 2006.

Report of the Audit Committee

The Audit Committee has also provided a report that addresses specific matters which the U.S. Securities and Exchange Commission (SEC) considers important.

MANDATE Full Committee mandate is available at www.cibc.com Committee chair mandate is available at www.cibc.com

Fulfill responsibilities for reviewing integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the audit committee for federally regulated subsidiaries of CIBC.

Responsibilities include:

•  Financial Reports

✓   Review the integrity of CIBC’s financial statements and financial disclosures and recommend for Board approval

✓   Review the consolidated annual and interim financial statements, external auditors’ report and Management’s Discussion and Analysis and recommend for Board approval

✓   Review other financial disclosures and recommend for Board approval

✓   Review any material changes in accounting policies and practices

•  External Auditors

✓   Review guidelines on hiring employees from external auditors

✓   Review and approve external auditors’ annual audit plan

✓   Review and assess external auditors’ independence annually

✓   Review qualifications and performance of the external auditors annually

✓   Review external auditors’ compensation and recommend for Board approval annually

✓   Review and approve non-audit services by external auditors

✓   Review external auditors’ annual report on their internal quality control procedures

✓   Select and recommend, for shareholder approval, appointment of external auditors

•  Internal Audit Function

✓   Review performance and appoint Chief Auditor annually

✓   Review and approve internal auditors’ annual audit plan

✓   Review and approve Internal Audit Mandate and Charter annually

•  Internal Controls

✓   Review management’s report on the effectiveness of internal control systems to assess the effectiveness of the design and operation of CIBC’s internal controls

•  Certain Federally Regulated Subsidiaries

✓   Act as the audit committee for certain federally regulated subsidiaries

•  Compliance with Legal and Regulatory Requirements

✓   Review reports from senior management on compliance with legal and regulatory requirements

•  Whistleblowing Procedures

✓   Review and approve procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters

•  Succession Planning

✓   Review, in consultation with the Management Resources and Compensation Committee, succession plans for the Chief Financial Officer, the Chief Auditor, the Chief Accountant and the Controller

CIBC PROXY CIRCULAR	14

2006 KEY MILESTONES

Auditor Evaluation:    The Committee carried out a formal evaluation of shareholders’ auditors, Ernst & Young LLP, including quality, service, costs and succession planning.

Internal Controls:    Active oversight of control issues resolution.

Director Continuing Education:    Individual education plans were developed for each Committee member as part of the continuing education process.

MEMBERSHIP	• G.F. Colter, Chair • J.H. Bennett • I.E.H. Duvar • J.P. Manley • C.M. Trudell	• All members are “financially literate” as required by the NYSE and the CSA. • Each Audit Committee member is an “audit committee financial expert” as defined by the rules of the SEC.
100% INDEPENDENT

All members met Board approved independence standards. Standards derived from the Bank Act Affiliated Person Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com.

Audit Committee Report regarding SEC matters

CIBC management has primary responsibility for CIBC’s financial statements and the overall reporting process, including CIBC’s system of internal controls. The shareholders’ auditors, E&Y, are responsible for performing an independent audit of CIBC’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), and an independent audit of the effectiveness of internal control over financial reporting and management’s assessment thereof, in accordance with the standards of the Public Company Accounting Oversight Board (United States). These audits serve as a basis for the auditors’ opinions included in the Annual Accountability Report addressing whether the consolidated financial statements fairly present CIBC’s financial position, results of operations, and cash flows in conformity with Canadian generally accepted accounting principles. The Committee’s responsibility is to monitor and oversee these processes.

The Committee has discussed with E&Y the matters required to be discussed by the American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 (Communication With Audit Committees) and Canadian Institute of Chartered Accountants Handbook Section 5751 (Communications With Those Having Oversight Responsibility for the Financial Reporting Process) including matters relating to the conduct of the audit of CIBC’s financial statements and the assessment of the effectiveness of CIBC’s internal control over financial reporting under section 404 of the U.S. Sarbanes-Oxley Act of 2002.

E&Y provided to the Committee the written disclosures and the letter required by Rule 3600T of the Public Company Accounting Oversight Board (United States), which adopts on an interim basis Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Committee has discussed with E&Y that firm’s independence from CIBC. The formal written statement describes all relationships between E&Y and CIBC including a written confirmation that E&Y are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and are independent public accountants with respect to CIBC within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002, and Rule 3600T of the Public Company Accounting Oversight Board (United States), which designates as interim independence standards Rule 101 of the American Institute of Certified Public Accountants’ Code of Professional Conduct and Standards Nos. 1, 2 and 3 of the Independence Standards Board.

Based on this review and these discussions, the Committee recommended to the Board that the audited consolidated financial statements be filed with Canadian securities regulators on SEDAR and included in CIBC’s annual report on Form 40-F for the year ended October 31, 2006 for filing with the SEC. The Audit Committee also approved, subject to shareholder appointment, the selection of E&Y as CIBC’s shareholders’ auditors.

This report has been adopted and approved by the members of the Audit Committee: Gary F. Colter, Chair, Jalynn H. Bennett, Ivan E.H. Duvar, John P. Manley and Cynthia M. Trudell.

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Report of the Corporate Governance Committee

The Corporate Governance Committee has provided the “Statement of Corporate Governance Practices” in Schedule “B”, which describes the governance framework that guides the Board and management in fulfilling its obligations. Every year, this statement is updated by the Corporate Governance Committee and approved by the Board.

MANDATE Full Committee mandate is available at www.cibc.com Committee chair mandate is available at www.cibc.com

Assist Board in fulfilling its corporate governance oversight responsibilities and act as CIBC’s conduct review committee under the Bank Act.

Responsibilities include:

•  Oversight of Corporate Governance Matters

✓  Review corporate governance framework and activities and report to the Board on the state of CIBC’s corporate governance activities annually

✓  Review processes for administering CIBC’s Disclosure Policy annually

✓  Review corporate governance disclosure

•  Composition and Performance of the Board and its Committees

✓  Consider and recommend to the Board the nomination or appointment of directors to the Board and Board committees

✓  Recommend to the Board the removal of a director from a Board committee

✓  Establish and recommend for Board approval the criteria for director and committee member selection and review the criteria annually

✓  Oversee and review annually a program for director development

✓  Review, and recommend for Board approval, performance goals for the Chairman annually

✓  Review director remuneration annually

✓  Review mandates of the Board, committees, directors, Chief Executive Officer (CEO) and Chairman annually

✓  Assess the performance of the Board, directors, committees and the Chairman annually

✓  Evaluate director independence annually

•  Chief Executive Officer and Chairman of the Board Succession

✓  Review succession and emergency preparedness planning for the CEO and the Chairman and recommend to the Board for approval annually

•  Conflicts of Interest and Conduct Review

✓  Review policies, practices and procedures relating to self-dealing and conflicts of interest

✓  Review compliance with the Employee Code of Conduct and Code of Ethics for Directors annually

✓  Review certain policies and procedures relating to reputation risk annually

✓  Act as the conduct review committee for CIBC and certain regulated subsidiaries

2006 KEY MILESTONES

CEO Performance Assessment Process:    Working with the Management Resources and Compensation Committee and the Chairman of the Board, the Committee enhanced the CEO assessment process by obtaining an outside governance consultant to obtain feedback from all directors on specific components of CEO performance.

Board Operations:    As a key general entity control, the Committee continued enhancing the Board’s processes to improve CIBC’s control environment. For example, the Committee further developed its independence standards by describing relationships between a director and CIBC which are considered immaterial and do not affect a director’s independence. In addition, the Committee oversees continued work with management to obtain and review information necessary for the Board to provide strategic direction. As a result, management regularly reviews the form and content of information provided to the Board and seeks the Board’s feedback to enhance its reporting to them.

Director Continuing Education:    The Committee continued monitoring the Director Development Policy. The Board’s target over time is to have approximately 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations in addition to review or decision items. Progress against this target was made during fiscal 2006, with approximately 8% of time being dedicated to educational presentations. At the board level, the focus of director education was on risk management under Basel II, executive compensation pay for performance and corporate governance trends. Each Board committee conducted educational sessions relevant to its responsibilities.

MEMBERSHIP	• J.H. Bennett, Chair • G.F. Colter, Chair, Audit Committee • J.S. Lacey • C. Sirois, Chair, Management Resources and Compensation Committee • S.G. Snyder, Chair, Risk Management Committee	• The Committee includes at least one member of each of the other Board committees to enhance communication and overall governance.

100% INDEPENDENT

All members met Board approved independence standards. Standards derived from the Bank Act Affiliated Person Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com.

CIBC PROXY CIRCULAR	16

Report of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee has provided its “Report on Executive Compensation” beginning on page 22.

MANDATE Full Committee mandate is available at www.cibc.com Committee chair mandate is available at www.cibc.com

Assist Board in fulfilling its governance responsibilities in relation to CIBC’s human resource policies and practices, including oversight of CIBC pension plans.

Responsibilities include:

• Chief Executive Officer Performance, Evaluation and Compensation

✓  Review CEO goals for Board approval annually

✓  Evaluate CEO performance and recommend CEO compensation to Board for approval annually

✓  Review CEO employment arrangement

• Appointment and Compensation of Senior Management other than the Chief Executive Officer

✓  Review compensation principles, policies and plans for senior management annually

✓  Review senior management employment arrangements and organizational changes

✓  Review succession and emergency preparedness plan for CFO and all senior management reporting to the CEO

• Internal Controls, Regulatory Compliance and Human Resource Risks

✓  Review management’s assessment of significant human resource risks and effectiveness of related internal controls annually

✓  Review material organizational changes and recommend for Board approval

• Compensation Principles, Policies and Plans, Incentive Compensation Plans and Equity-Based Plans

✓  Review compensation principles and policies and oversee their development

✓  Review management compensation plans and recommend any plan amendments or new plans for Board approval

• CIBC Pension Funds and Pension Plans

✓  Act as administrator of CIBC pension funds and pension plans

✓  Review performance, material risks and governance structure of CIBC pension plans

✓  Review amendments to the pension plans

• Disclosure

✓  Prepare the Report on Executive Compensation for CIBC’s Management Proxy Circular

2006 KEY MILESTONES

Executive Compensation:    The Committee approved changes to the compensation philosophy and principles to emphasize CIBC’s commitment to pay for performance. The Committee adopted a more structured approach to performance evaluation and compensation for the Senior Executive Team that further strengthens the link between compensation and business and individual performance.

Talent Management/Succession Planning:    The Committee reviewed and approved a five-year strategy for talent management to increase the focus on attracting, developing and retaining talent at CIBC. The key strategic steps taken for this year included the completion of succession planning for the Senior Executive Team and in-depth talent assessments of the top 50 executives.

Governance:    The Committee engaged a new advisor as part of its ongoing efforts to strengthen its independence. The Committee approved a formal stock option pricing policy that exceeds regulatory requirements. Working with management, the Committee continued to maintain CIBC’s position as a leader in executive compensation disclosure by voluntarily adopting certain new SEC requirements and disclosure guidelines from key corporate governance organizations. The Committee maintained an open dialogue with CIBC pensioners, through ongoing attendance of a Retirement Advisory Committee (RAC) representative at Committee meetings.

Director Continuing Education:    The Committee conducted two educational sessions focused on trends and issues in executive compensation.

MEMBERSHIP	• C. Sirois, Chair • W.L. Duke • M.A. Franssen • L.S. Hasenfratz • J.S. Lacey
100% INDEPENDENT

All members met Board approved independence standards. Standards derived from the Bank Act Affiliated Person Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com.

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Report of the Risk Management Committee

MANDATE Full Committee mandate is available at www.cibc.com Committee chair mandate is available at www.cibc.com

Assist Board in fulfilling its responsibilities in relation to identifying, measuring, monitoring and controlling CIBC’s principal business risks.

Responsibilities include:

•  Credit, Market, Investment, Operational, Balance Sheet (including capital, subsidiaries, affiliates and legal entities) and Liquidity Risks (as well as other treasury-related risks)

✓  Review risk limits and policies and procedures for credit, market, operational, investment, and liquidity risks

✓  Review management’s compliance with risk and balance sheet policies

•  Credit Delegation

✓  Review and approve credit authorization limits for CIBC employees

✓  Report to the Board on related party loans and credits

•  Reputation and Legal Risks Policy

✓  Review compliance with CIBC Global Reputation and Legal Risks Policy and CIBC World Markets Procedures for Credit Transactions annually and review and approve material amendments to these policies

2006 KEY MILESTONES

Retail and Wholesale Credit:    The Committee oversaw further development of credit risk infrastructure and tools to enhance the management, measurement, monitoring and control of CIBC’s credit portfolios.

Basel II:    The Committee continued progress in meeting CIBC’s objective to obtain approval from the Office of the Superintendent of Financial Institutions Canada (OSFI) for the Advanced Internal Ratings-Based and Advanced Measurement Approaches for regulatory capitalization of credit and operational risk under the Basel II Capital Accord.

Other Risks:    The Committee continued progress in assessing the effective measurement, monitoring and control of wholesale credit, market, liquidity and operational risks. Progress continued in managing reputation and legal risk and in achieving sustainability.

Director Continuing Education:    The Committee received educational updates on Basel II, including the extent of the Committee’s oversight and approval responsibilities, and on credit derivatives and their use in managing credit risk.

MEMBERSHIP	• S.G. Snyder, Chair • B.S. Belzberg • G.D. Giffin • J.A. Grant • P.M. Hayles • R.W. Tysoe
MAJORITY INDEPENDENT

All but one member met Board approved independence standards. Standards derived from the Bank Act Affiliated Person Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation of directors

The Corporate Governance Committee reviews director compensation every year and recommends updates to the Board for approval when considered appropriate or necessary to recognize the workload, time commitment and responsibility of Board and committee members, and to remain competitive with director compensation trends in North America. In doing so, the Committee uses industry survey comparative data and from time to time retains an independent external consultant to assist in reviewing director compensation.

A director who is not an officer of CIBC or any of its subsidiaries is compensated for his or her services as a director through a combination of fees. These fees may be paid in various ways: cash, CIBC common shares and/or deferred share units (DSUs). A DSU is a bookkeeping entry credited to an account maintained for the individual director until retirement from the Board. The value of a DSU is equal to the value of a CIBC common share. DSUs attract dividend equivalent payments that are credited to a director in the form of additional DSUs at the same rate as dividends on common shares. The value of DSUs credited to a director is payable in cash in a lump sum when he or she is no longer a director of CIBC. DSUs do not entitle the holder to voting or other shareholder rights. A director is reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out his or her duties as a director.

Director compensation

Chairman of the Board retainer(1)	$300,000	per year
Director retainer:
– Cash	$30,000	per year
– Deferred share units/common shares	$50,000	per year
Committee chair retainer(2)
– Audit Committee	$40,000	per year
– Other Committees	$25,000	per year
Committee member retainer	$5,000	per year
Board/committee meeting attendance fee	$2,000	per meeting
Non-resident attendance fee(3)	$2,000	per trip

Notes:

(1)	The Chairman of the Board receives no additional fees as a director.

(2)	Committee chairs do not receive a committee member retainer for membership on the Corporate Governance Committee. A Corporate

CIBC PROXY CIRCULAR	18

Governance Committee member who is not the chair of a committee receives a committee member retainer.

(3)	Non-resident attendance fees are paid to a director attending in person at Board or committee meetings held outside the director’s province or state of residence.

Individual director compensation paid in fiscal 2006

The following table sets out the compensation paid during fiscal 2006 to each individual who is currently a director.

Fees paid to current directors during the period November 1, 2005 to October 31, 2006

	Board Retainer Fees ($)	Committee Member Retainer Fees ($)	Committee Chair Retainer Fees ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Non- Resident Attendance Fees ($)	Total Fees Paid ($)	Total Fees Allocated to Shares/DSUs
Brent S. Belzberg	80,000	5,000	—	40,000	24,000	4,000	153,000	100%
Jalynn H. Bennett	80,000	5,000	25,000	40,000	30,000	4,000	184,000	27%
Gary F. Colter	80,000	5,000	40,000	38,000	30,000	4,000	197,000	25%
William L. Duke	80,000	5,000	—	38,000	22,000	16,000	161,000	100%
Ivan E.H. Duvar	80,000	5,000	—	40,000	16,000	18,000	159,000	31%
William A. Etherington(1)	300,000	—	—	—	—	—	300,000	100%
Margot A. Franssen	80,000	5,000	—	40,000	22,000	4,000	151,000	100%
Gordon D. Giffin	80,000	5,000	—	38,000	22,000	18,000	163,000	31%
James A. Grant	80,000	5,000	—	36,000	20,000	14,000	155,000	52%
Linda S. Hasenfratz	80,000	5,000	—	34,000	20,000	4,000	143,000	35%
Pat M. Hayles	80,000	5,000	—	38,000	24,000	4,000	151,000	53%
John S. Lacey	80,000	10,000	—	32,000	28,000	4,000	154,000	100%
John P. Manley	80,000	5,000	—	40,000	16,000	4,000	145,000	100%
Gerald T. McCaughey(2)	—	—	—	—	—	—	—	n/a
Charles Sirois	80,000	5,000	25,000	40,000	36,000	16,000	202,000	100%
Stephen G. Snyder	80,000	5,000	25,000	40,000	36,000	18,000	204,000	100%
Cynthia M. Trudell	80,000	5,000	—	36,000	12,000	16,000	149,000	100%
Ronald W. Tysoe	80,000	5,000	—	40,000	22,000	18,000	165,000	100%
TOTAL	1,580,000	85,000	115,000	610,000	380,000	166,000	2,936,000	—

Notes:

(1)	As Chairman of the Board, Mr. Etherington receives an annual retainer of $300,000. He does not receive any other compensation as a director.

(2)	Mr. McCaughey receives no compensation as a director.

Director equity plans

The following plans have been established by CIBC to enhance the alignment of the interests of directors with those of shareholders.

Non-Officer Director Share Plan – This plan provides that non-officer directors may elect to receive all or a portion of their cash compensation in the form of cash, CIBC common shares, or DSUs. For purposes of this plan, cash compensation includes the cash component of the director retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers, committee member retainers and the Chairman of the Board retainer.

Director Deferred Share Unit/Common Share Election Plan –This plan provides for the DSU/common share component of the director retainer to be paid to the directors in the form of either DSUs or CIBC common shares.

DSUs allocated under the director equity plans attract dividend equivalent payments, in the form of additional DSUs, at the same rate as dividends on CIBC common shares. The value of DSUs credited to a director is payable in cash in a lump sum when he or she is no longer a director of CIBC. In addition, under the Deferred Share Unit/Common Share Election Plan the value of DSUs is payable in cash when the director is no longer related to or affiliated with CIBC as “related” and “affiliated” are defined in the Income Tax Act (Canada). The redemption value of a DSU is equal to the average of the high and low price of a CIBC common share on the TSX on a date related to the date the DSU is payable. The accrual for DSUs allocated to directors under the above plans during fiscal 2006 was $1,167,250.

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Director equity ownership guideline

CIBC encourages its directors to have an equity position in CIBC. Under the Board’s director equity ownership guideline, a director is expected to invest half of the cash component of the director retainer in common shares and/or DSUs until the director owns common shares and/or DSUs having a value of not less than $300,000. A director is expected to reach this level of equity ownership within five years of his or her appointment to the Board.

All of CIBC’s directors currently meet, or are on track to meet, CIBC’s equity ownership guideline. The following table sets out each director’s equity ownership interest in CIBC and any changes in ownership interest since January 3, 2006.

	Equity Ownership at December 31, 2006		Equity Ownership at January 3, 2006		Net Change in Equity Ownership
Name	Common Shares(1) (#)	DSUs (#)	Common Shares(1) (#)	DSUs (#)	Common Shares (#)	DSUs (#)	Market Value of Equity Holdings at December 31, 2006(2) ($)	Guideline Met (✓) OR Investment Required to meet Guideline ($)
Brent S. Belzberg(3)(4)	500	2,419	300	524	200	1,895	287,638	12,362
Jalynn H. Bennett	13,362	—	13,045	—	317	—	1,316,691	✓
Gary F. Colter	9,429	—	8,612	—	817	—	929,134	✓
William L. Duke	16,138	—	12,760	—	3,378	—	1,590,239	✓
Ivan E. H. Duvar	8,419	4,424	8,143	3,684	276	740	1,265,549	✓
William A. Etherington	52,471	—	50,588	—	1,883	—	5,170,492	✓
Margot A. Franssen	15,508	2,623	14,551	1,943	957	680	1,786,629	✓
Gordon D. Giffin	1,000	6,568	2,000	5,757	(1,000)	811	745,751	✓
James A. Grant	5,000	8,771	5,000	7,531	—	1,240	1,356,994	✓
Linda S. Hasenfratz	4,878	—	4,562	—	316	—	480,678	✓
Pat M. Hayles	3,611	11,753	3,493	10,415	118	1,338	1,513,969	✓
John S. Lacey	3,558	4,766	3,558	2,775	—	1,991	820,247	✓
John P. Manley	—	3,274	—	1,442	—	1,832	322,620	✓
Gerald T. McCaughey(5)	91,159	—	83,035	—	8,124	—	8,982,808	✓
Charles Sirois	10,346	4,424	9,186	3,684	1,160	740	1,455,436	✓
Steven G. Snyder	15,878	—	14,455	—	1,423	—	1,564,618	✓
Cynthia M. Trudell	—	3,384	—	1,499	—	1,885	333,459	✓
Ronald W. Tysoe	6,000	6,003	10,000	3,843	(4,000)	2,160	1,182,776	✓

Notes:

(1)	Information as to shares beneficially owned, or shares over which control or direction is exercised, is not within the knowledge of CIBC and therefore has been provided by each director.

(2)

The value of a DSU is tied to the value of CIBC’s common shares. The market value of equity holdings was calculated based on $98.54, the average of the high and low price of a CIBC common share on the TSX on December 29, 2006.

(3)

Mr. Belzberg joined the Board on August 1, 2005 and has until August 1, 2010 to meet the equity ownership guideline. Since joining the Board, Mr. Belzberg has elected to receive 100% of his director fees in the form of DSUs. The value of his equity ownership is expected to reach the guideline by February 2007.

(4)	Mr. Belzberg exercises control or direction over 4,000 CIBC Non-Cumulative Class A Preferred Shares, Series 23 with a market value at December 31, 2006 of $105,360.

(5)	Mr. McCaughey does not receive compensation for his services as a director and is therefore not eligible to receive DSUs under director compensation plans.

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Director stock options

Common share option grants were made to non-officer directors as part of their compensation in 2000, 2001 and 2002 under the Non-Officer Director Stock Option Plan, established by the Board in June 2000 and approved by the shareholders in March 2001. In January 2003, the Board determined that no further options would be granted under the plan. The following table sets out option grants made to current directors under the plan.

					For Vested Options at December 31, 2006
Name	Date Granted (mm/dd/yy)	Expiry Date(1) (mm/dd/yy)	Exercise Price ($)	Options Granted and Vested (#)	Exercised (#)	Unexercised (#)	Value of Unexercised Options(2) ($)
Jalynn H. Bennett	06/01/00	06/01/10	40.37	2,000	—	2,000	116,340
	03/06/01	03/06/11	48.98	2,000	—	2,000	99,120
	03/05/02	03/05/12	52.29	2,000	—	2,000	92,500
William L. Duke	06/01/00	06/01/10	40.37	2,000	2,000	—	—
	03/06/01	03/06/11	48.98	2,000	—	2,000	99,120
	03/05/02	03/05/12	52.29	2,000	—	2,000	92,500
Ivan E.H. Duvar	06/01/00	06/01/10	40.37	2,000	—	2,000	116,340
	03/06/01	03/06/11	48.98	2,000	—	2,000	99,120
	03/05/02	03/05/12	52.29	2,000	—	2,000	92,500
William A. Etherington	06/01/00	06/01/10	40.37	4,000	4,000	—	—
	03/06/01	03/06/11	48.98	4,000	4,000	—	—
	03/05/02	03/05/12	52.29	4,000	4,000	—	—
Margot A. Franssen	06/01/00	06/01/10	40.37	2,000	2,000	—	—
	03/06/01	03/06/11	48.98	2,000	2,000	—	—
	03/05/02	03/05/12	52.29	2,000	—	2,000	92,500
Gordon D. Giffin	09/11/01	09/11/11	56.08	2,000	—	2,000	84,920
	03/05/02	03/05/12	52.29	2,000	—	2,000	92,500
James A. Grant	06/01/00	06/01/10	40.37	2,000	—	2,000	116,340
	03/06/01	03/06/11	48.98	2,000	—	2,000	99,120
	03/05/02	03/05/12	52.29	2,000	—	2,000	92,500
Pat M. Hayles	06/01/00	06/01/10	40.37	2,000	—	2,000	116,340
	03/06/01	03/06/11	48.98	2,000	—	2,000	99,120
	03/05/02	03/05/12	52.29	2,000	—	2,000	92,500
Charles Sirois	06/01/00	06/01/10	40.37	2,000	—	2,000	116,340
	03/06/01	03/06/11	48.98	2,000	—	2,000	99,120
	03/05/02	03/05/12	52.29	2,000	—	2,000	92,500
Steven G. Snyder	08/08/00	08/08/10	42.89	2,000	2,000	—	—
	03/06/01	03/06/11	48.98	2,000	2,000	—	—
	03/05/02	03/05/12	52.29	2,000	2,000	—	—

Notes:

(1)	Options expire the earlier of 10 years from date of grant or 60 months from leaving the Board.

(2)

The value shown for unexercised stock options is the in-the-money value at December 31, 2006. This calculation is based on a CIBC common share price of $98.54, the average of the high and low price of a CIBC common share on the TSX on December 29, 2006.

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Composition of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee (the Committee) members are William L. Duke, Margot A. Franssen, Linda S. Hasenfratz, John S. Lacey and Charles Sirois, the Chair of the Committee. Each member of the Committee meets the Board’s independence standards, derived from the corporate governance guidelines established by the CSA, the NYSE corporate governance rules and the Bank Act regulations on “affiliated persons”.

Report on executive compensation

The Committee assists the Board in fulfilling its governance responsibilities for CIBC’s human resources policies and practices. Each year, as part of its mandate, the Committee reviews CIBC’s compensation principles, policies and plans and reports to the Board on CIBC’s executive compensation, specifically on the Senior Executive Team (SET). The SET is comprised of officers who are responsible for a strategic business unit or have a policy-making function and includes the Named Executive Officers (NEOs) set out in the Summary Compensation Table on page 32. Each member of the SET reports directly to the Chief Executive Officer.

The Committee has provided a separate report on its structure, mandate and key achievements during the 2006 fiscal year on page 17.

2006 highlights

•    For the year, CIBC reported net income of $2,646 million and made solid progress against all three of its priorities related to business strength, productivity and balance sheet strength and capital usage.

•    CIBC delivered the highest total shareholder return for the year among the major Canadian banks.

•    CIBC made good progress on non-financial objectives related to culture, risk management, client satisfaction, and employee commitment.

•    Compensation funding for the entire organization reflects a balanced consideration of CIBC’s performance, market conditions, and competitive requirements.

Independent advice to the Committee – The Committee seeks advice from third party advisors on a variety of compensation matters. One consulting firm is engaged directly as the advisor to the Committee, attends all Committee meetings and provides advice and counsel, based on independent analyses of the issues being reviewed or recommended. The analyses and advice include, but are not limited to, compensation philosophy, the establishment of comparator groups, market compensation practices and levels, annual total direct compensation recommendations for the SET, incentive plan design including performance calibration, and supplemental pension benefits.

The decisions made by the Committee remain the responsibility of the Committee.

Revisions to compensation advisor mandate for fiscal 2007 – During fiscal 2006, the Committee reviewed its relationship with the existing compensation advisor, Mercer Human Resource Consulting (Mercer). As part of its review, the Committee looked at the corporate governance guidelines on advisor independence, in particular, as they relate to the advisor’s work for the Committee and management, and the associated fees.

As a result, the Committee initiated a competitive bidding process for its compensation advisor mandate. Seven firms were evaluated against a comprehensive set of criteria (including the restriction that the firms have no existing compensation committee consulting mandate with a direct competitor of CIBC), with Watson Wyatt Worldwide (Watson Wyatt) being chosen as the new compensation advisor to the Committee. To ensure Watson Wyatt meets the Committee’s ongoing requirements for independence, the following restrictions govern Watson Wyatt’s mandate:

•	Watson Wyatt will report directly to the Committee and will act only on instructions provided, or approved, by the Chair of the Committee; and

•	Work performed by Watson Wyatt for any other CIBC mandate must be pre-approved in writing by the Chair of the Committee.

The change in compensation advisor to the Committee occurred during the year, therefore total fees for services provided to CIBC by both Mercer and Watson Wyatt for the 2006 fiscal year are set out below.

2006 Fiscal Year Fees	Mercer (1)		Watson Wyatt
Committee Mandate	$136,000		$105,000
All Other CIBC Mandates	$5,400,000	(2)	$605,000	(3)

Notes:

(1)

Mercer is part of the Marsh & McLennan family of companies. In addition to the fees that were paid to Mercer, CIBC also paid fees of approximately $800,000 to other members of the Marsh & McLennan group.

(2)	Fees earned as a result of various administration, communication, retirement, benefits, investment, and compliance mandates for management.

(3)

Fees earned relate to conducting a compensation survey ($20,000) and to an existing agreement to consult on CIBC’s U.S. retirement program ($585,000). This agreement was pre-approved by the Committee prior to Watson Wyatt being awarded the Committee advisor mandate.

Compensation review approach – The Committee takes a two-pronged approach in reviewing variable compensation recommendations.

First, the Committee evaluates the alignment of pay to performance on a “top-down” basis by reviewing:

•

the relationship of the total cost of compensation to CIBC’s performance. This analysis focuses on CIBC’s total compensation expense relative to key business performance metrics (e.g., the ratio of total compensation expense to revenue). These ratios, adjusted for business mix differences, are also evaluated against those of CIBC’s major competitors.

CIBC PROXY CIRCULAR	22

•

whether total spending associated with variable compensation reflects CIBC’s absolute performance and performance relative to its major competitors on a year-over-year basis. Business performance is evaluated using a detailed business performance measurement system that assesses the financial and non-financial performance of each of its individual business lines using consistent criteria which correlate to the main categories of evaluation used for individual performance reviews, as outlined below.

The Committee reviews, for Board approval, the total variable compensation funding each year-end based on these “top-down” reviews.

The second part of the Committee’s two-pronged compensation approach is a “bottom-up” review, which focuses on individual award recommendations and associated individual performance. Individual performance, for all employees of CIBC including the NEOs, is assessed through CIBC’s Performance Management and Measurement (PMM) program. The PMM program uses a balanced scorecard approach, incorporating financial and non-financial measures at the CIBC, strategic business unit (SBU) and individual level as appropriate. The financial measures are consistent with the business performance measurement system. The non-financial measures relate to clients, culture and people, operational efficiency, ethical conduct and the demonstration of CIBC values.

The Committee reviews the individual PMM assessments and approves the related individual awards for the Chief Executive Officer, Chief Financial Officer, all executives who report to the Chief Executive Officer and certain other key executive positions, including the Chief Accountant, Chief Auditor and the Chief Compliance Officer. In addition, the Committee reviews summaries of executive and non-executive compensation across the various businesses of CIBC.

The Committee is satisfied with the comprehensive nature of the executive performance review process as well as management’s ability to properly differentiate compensation among individual senior executives in different business lines.

Executive Compensation Governance

The Committee believes that CIBC’s actions in recent years demonstrate its commitment to pay-for-performance and its goal to remain a leader in transparent disclosure. The following table highlights examples of CIBC’s commitment to these goals.

Pay-for-Performance Linkages

For 2005, a year of underperformance by the Bank:

•  no variable cash incentives or options were awarded to members of the SET;

•  total compensation levels were reduced for the majority of executives and were significantly reduced for senior executives; and

•  total compensation incentive expense was down 20% from the 2004 fiscal year.

For 2006, as financial results improved:

•  the compensation mix for executives returned to a more typical structure; and

•  total compensation incentive expense was up 6.5% from the 2005 fiscal year.

Chief Executive Officer Option Grant with Performance-based Vesting

Mr. McCaughey received a special option grant upon his appointment as President and Chief Executive Officer. The vesting of this award is conditional on CIBC achieving total shareholder return that is equal to or greater than the average of the other four major Canadian banks for specified performance periods. This grant will only have realizable value when and if these future performance hurdles are met.

The first tranche of this option grant (50,000 options) vested on October 31, 2006 as CIBC’s total shareholder return for the 2006 fiscal year exceeded the average total shareholder return for the other four major Canadian banks.

Holdback on Chief Executive Officer Compensation

The Chief Executive Officer’s annual cash and deferred equity awards (excluding options) for a fiscal year are determined by the Committee at the end of the following fiscal year. This allows the Committee to re-evaluate performance, taking into account any post year-end events.

Use of Stock Options

CIBC continues to make prudent use of stock options as part of its total compensation package and has used less than 0.3% of common shares outstanding for each of the past three years (discussed on page 24).

Share Ownership Guidelines

Executives are subject to formal share ownership guidelines (discussed on page 24). Currently all of the NEOs exceed the guidelines.

In addition, pursuant to the terms of his employment agreement, these guidelines apply to Mr. McCaughey for an additional two-year holding period post retirement, or, in certain circumstances, if Mr. McCaughey should resign from employment with CIBC prior to attaining the age of 55.

Change of Control Triggers

Severance payouts and accelerated vesting of deferred equity awards and pension occur only on a double trigger, meaning that they occur only if both:

•  a change of control event occurs; and

•  the executive’s employment is terminated without cause or the executive resigns during the coverage period for reasons specified in the policy.

Enhanced Disclosure

CIBC continues to provide details on executive compensation that exceed the requirements of Canadian regulatory bodies. For the 2006 fiscal year, CIBC has chosen to voluntarily adopt several new SEC executive compensation disclosure requirements to provide enhanced information to shareholders.

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Use of Stock Options – The use of stock options has a direct impact on earnings per common share by increasing the actual number of common shares outstanding (as options are exercised) and the potential number of common shares outstanding (as options are granted). In recent years, CIBC has reduced its emphasis on the use of stock options as a component of total compensation. This trend is reflected in the following measures of stock option usage over the last three years:

Measure(1)	Fiscal Years
	2004	2005	2006
Dilution
• number of options granted but not exercised/total number of common shares outstanding	3.86%	3.29%	2.66%
Overhang
• (number of options available to be granted + options granted but not exercised)/total number of common shares outstanding	6.71%	6.00%	5.26%
Burn Rate
• total number of options issued in a year/total number of common shares outstanding	0.01% (2)	0.29%	0.12%

Notes:

(1)

Both the Non-Officer Director Stock Option Plan (DSOP) and the Employee Stock Option Plan (ESOP) programs (described on pages 35 and 36) are included in the above calculations. All figures are calculated as a percentage of common shares outstanding.

(2)

The above table reflects fiscal year-end figures as published in the annual accountability report. During 2003, CIBC changed its annual option grant methodology so that option grants, which were previously made at the beginning of the fiscal year, are now made after the end of the fiscal year as an integral part of overall compensation decisions. As a result, annual option grants for the 2003 fiscal year were made in December 2002 (the beginning of the 2003 fiscal year) and annual option grants for the 2004 fiscal year were made in December 2004 (after the end of the 2004 fiscal year). If the 2003 annual option grant is included in the above figures, the revised burn rate for the 2004 fiscal year is approximately 0.57%.

Executive share ownership guidelines – The Committee believes it is important to align the interests of CIBC management with those of its shareholders and that this can be achieved, in part, by encouraging the executives of CIBC to have significant personal holdings of CIBC shares. In fiscal 2003, the Committee adopted formal guidelines that set out the expected levels of CIBC common shares to be held at each executive level. All executives are required to meet these minimum shareholding guidelines in fiscal 2007, except new executives who must meet the guidelines within four years of appointment.

Ownership of CIBC common shares includes direct ownership as well as shares held under the employee share purchase plan and certain deferred equity plans. The current share ownership guidelines are as follows:

Executive Level	Multiple of Salary
Chief Executive Officer	6 times
Senior Executive Vice-President and above	3 times
Executive Vice-President	2 times
Senior Vice-President	1 1/2 times
Vice-President	1 times

Compensation philosophy

The Committee’s philosophy concerning compensation is that pay should be aligned with performance and with the competitive market for talent. Compensation is approached using a comprehensive total compensation framework, which includes all components of compensation: base salary, variable compensation (cash plus deferred equity), pension, benefits and perquisites. The total compensation package is designed to allow CIBC to attract, retain and motivate qualified individuals in the various markets in which it competes for talent.

The following principles guide both compensation plan design and pay decisions:

•	alignment between pay and performance will be achieved through the use of variable compensation – both annual cash and deferred equity awards;

•

deferred equity awards will be used to align employees’ interests with those of CIBC shareholders by building equity ownership in the organization and by allowing employees to share in CIBC’s long-term success. Vesting of any awards will be subject to a deferred vesting schedule and continued employment with CIBC;

•	performance will be evaluated on a combination of CIBC, business unit, and individual performance:

•	business performance will be measured on both an absolute and relative basis balancing short-term and longer-term business objectives; and

•	performance objectives will reflect a balanced view of performance taking into consideration financial and non-financial measures;

CIBC PROXY CIRCULAR	24

•	individual variable compensation awards will rigorously differentiate between high, average and low performance;

•	total direct compensation (the sum of base salary and variable compensation) will be targeted at:

•	the upper end of the relevant compensation market for business and individual performance that substantially exceeds performance targets; and

•	the lower end of the relevant compensation market when business and/or individual performance falls substantially below performance targets.

CIBC is committed to maintaining a competitive cost structure for its shareholders by aligning variable compensation with key financial indicators (e.g., the ratio of total compensation to revenue).

Compensation benchmarking practices

Compensation for executives (including the NEOs) is evaluated relative to a group of peer companies of comparable size, scope and geographic span of operations. The majority of CIBC executives are benchmarked against a peer group which consists of the other four major Canadian banks. In addition, other large financial institutions (i.e., Manulife and Sun Life) as well as a broader market, including general industry and professional services firms, may be used as comparators for infrastructure roles (e.g., specialized job families such as Legal, Finance and Human Resources).

In the U.S., banking roles are compared against U.S. investment banks, capital market divisions of global banks (e.g., Bank of America, Wachovia, and Wells Fargo) and boutique firms. Similar to Canada, infrastructure roles in the U.S. are compared to the overall financial services market as well as a broader market that includes other large employers. In the U.K. and Asia, the market comparators vary by specific business but typically include financial services organizations.

Overview of compensation structure

Total compensation is made up of three basic components: base salary, variable compensation and benefits (including pension and perquisites).

1)

Base salary – Base salary is established with reference to an executive’s role, responsibilities and capabilities, as well as base pay levels for similar positions in the market. CIBC’s approach is to maintain base salaries at the market median.

While base salaries are reviewed on an annual basis, increases are not automatic and are typically provided only if an executive assumes additional material responsibilities or if there is an increase in base salary levels for market comparators.

2)

Variable compensation – Variable compensation is comprised of both annual cash and deferred equity awards. These are the primary compensation components that CIBC uses to align pay and performance. Variable compensation is funded as a percentage of:

•	CIBC pre-tax, pre-bonus earnings for SET and infrastructure groups;

•	business unit pre-tax, pre-bonus earnings for Retail Markets and Wealth Management; and

•	revenue for World Markets.

Variable compensation funding can be adjusted up or down by the Chief Executive Officer based on actual financial and non-financial performance in relation to objectives for a given year, as well as any specific compensation market issues. Final funding at year-end is subject to Committee review and Board approval.

Individual variable compensation awards are discretionary in nature. Through the PMM program, managers assess an individual’s contribution, both to CIBC and to their business, to determine an appropriate variable compensation dollar value. This dollar value is then allocated between cash and deferred equity based on a pre-determined methodology. Details on compensation mix, as well as descriptions of each of the variable compensation plans, are set out below.

a)

Compensation mix – The compensation mix is designed to reflect an individual’s ability to influence results and is intended to balance CIBC’s short, mid and long-term performance objectives. For senior executives, the compensation mix is heavily weighted towards variable compensation to reinforce the pay-for-performance link. Within variable compensation, the mix for senior executives is more heavily weighted to deferred equity awards, which more closely align to mid and long-term business performance. The following table provides typical CIBC weightings, based on actual pay data, for the key elements in the compensation mix.

Executive Level	Base Salary	Variable Compensation
		Annual Cash Awards	Deferred Equity Awards
Chief Executive Officer	11%	34%	55%
Senior Executive Team	14%	36%	50%
Executive Vice-President	23%	45%	32%
Senior Vice-President	34%	40%	26%
Vice-President	48%	34%	18%

b)	Annual cash awards – CIBC utilizes two broad-based plans for annual cash awards to reward individuals for their contribution to annual business performance:

•	Annual Incentive Plan, in which eligible employees of CIBC (including all NEOs) participate; and

•	Short Term Incentive Plan, in which eligible employees of CIBC World Markets and Wealth Management participate.

25	CIBC PROXY CIRCULAR

c)

Deferred equity awards – CIBC’s deferred equity plans are comprised of both mid-term and long-term incentives that directly align executive compensation with shareholder interests and support executive retention. The plans include stock options, restricted share awards (RSAs) and performance share units (PSUs).

The value of deferred equity granted each year is established as part of an executive’s total direct compensation, based on current market practice and subject to business and individual performance. No consideration is given to the outstanding amount or terms of an individual’s RSA, PSU or stock option holdings, or to the current value of these holdings in determining whether and/or what number of RSAs, PSUs or options will be granted.

CIBC’s deferred equity plans are described in the following table:

Deferred Equity Plan	Performance Period	Vesting	Administration of the Plan
Stock Options	• 10 years	• Standard option grants vest in equal annual installments over a four-year period. (1)

•  The number of options granted is based on:

•  the dollar value of the award;

•  the closing price of CIBC common shares on the day immediately before the grant date; and

•  the Black-Scholes valuation of the option.

Restricted Share Awards (RSAs)	• 3 years	• RSAs typically vest in equal annual installments over the three-year period beginning in the year following the grant. (1)

•  The number of RSAs granted is based on:

-    the dollar value of the award; and

-    the average cost of the CIBC common shares purchased by the RSA Plan trustee on the open market. (2)

•  Dividend equivalents are paid in cash during the vesting period.

Performance Share Units (PSUs) (3)	• 3 years

•  PSUs vest at the end of the three-year period.

•  Payouts can vary from 75% to 125% depending on CIBC’s return on equity performance relative to the major Canadian banks(4) during the performance period.

•  The number of PSUs granted is based on:

•  the dollar value of the award; and

•  the same average cost of CIBC common shares used to determine the number of RSAs awarded under the RSA Plan. (2)

•  Dividend equivalents are paid in cash during the vesting period based on the minimum number of units (i.e., 75%) that will vest. At the end of three years the amount of dividends paid will be adjusted, if necessary, according to the actual number of units that vest.

Notes:

(1)	In exceptional circumstances, options and RSAs have been granted with performance vesting conditions.

(2)	For the Chief Executive Officer, the cost of CIBC common shares is determined according to the terms of his contract, as discussed on page 29.

(3)	Currently only SET members participate in the PSU plan.

(4)	Includes BMO Financial Group, Scotiabank, RBC Financial and TD Financial.

d)

Deferred equity mix – The table below details the typical allocation of deferred equity awards for executives between the various plans and illustrates CIBC’s conservative approach to the use of stock options.

Program	As a Percentage of Total Deferred Equity Award
	SET	Executives
RSAs	60%	85%
PSUs	25%	0%
Stock Options	15%	15%

CIBC PROXY CIRCULAR	26

3)

Benefits – CIBC’s benefit programs are competitive with the comparator group of financial services organizations that are discussed on page 25. These programs include health and welfare benefits, pension plans and executive perquisites including annual club dues and automobile benefits. Specific pension arrangements for executives, including the NEOs, are discussed on page 37.

Review of corporate performance and compensation for 2006

The following chart shows key financial objectives and 2006 results against these measures.

Measure	Medium-Term Objectives	Results	Comments
Earnings Per Share (EPS) Growth	• Diluted EPS growth of 10% per annum, on average, over the next 3-5 years.	• 2006 EPS of $7.43, compared with 2005 loss per share of $0.46	• 2006 EPS and 2005 loss per share were affected by items discussed in the management’s discussion and analysis (MD&A), Executive Summary section of our 2006 Annual Accountability Report.(1)
Return on Equity (ROE) (calculated as net income less preferred share dividends and premium on redemptions expressed as a percentage of average common shareholders’ equity)

•  Our previously stated objective was return on average common equity of 17% to 20% through the cycle.

•  Our objective moving forward is return on average common equity of at least 20% through the cycle.

		• 27.9%	• ROE was above our target range. • ROE was affected by items discussed in the MD&A, Executive Summary section of our 2006 Annual Accountability Report.(1)
Capital Strength	• Tier 1 capital ratio target of 8.5%. • Total capital ratio target of 11.5%.	• Tier 1 capital ratio - 10.4% • Total capital ratio - 14.5%	• Regulatory capital ratios were above our targets.
Business Mix(2) (as measured by economic capital)	• 65%-75% retail / 25%-35% wholesale.	• 72% / 28% retail / wholesale	• Business mix is within our target range.
Risk	• Maintain provision for credit losses as a percent of loans and bankers’ acceptances, net of reverse repurchase agreements (loan loss ratio) between 50 and 65 basis points through the business cycle.	• Loan loss ratio - 40 basis points	• Our loan loss performance was better than our medium-term objective.

•  Our previously stated objective was to reduce the carrying value of the merchant banking portfolio to $1.5 billion by 2007.

•  Our objective moving forward is to maintain the carrying value of our merchant banking portfolio below $1.4 billion.

		• Merchant banking portfolio - $1.4 billion	• We have exceeded our merchant banking target ahead of schedule.
Productivity and Efficiency

•  Achieve annual expense reductions of $250 million by the end of 2006, as measured by 2006 fourth quarter non-interest expenses, annualized, less 2005 second quarter non-interest expenses (excluding the $75 million provision related to hedge fund settlements), annualized.

•  Achieve a median ranking within our industry group, in terms of our non-interest expenses to total revenue (efficiency ratio (TEB)(2)).

		• $272 million of annual expense reductions • Efficiency ratio (TEB) (2) – 64.6%	• We exceeded our annual expense reductions target. • CIBC’s efficiency ratio has improved relative to the median of our industry group.

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Measure	Medium-Term Objectives	Results	Comments
Dividend Payout Ratio (common share dividends paid as a percentage of net income after preferred share dividends and premium on redemptions)	• 40% – 50%	• Dividend payout ratio - 36.8%	• CIBC’s dividend payout ratio was below our target range.
Total Shareholder Return	• Our objective is to outperform the S&P/TSX Composite Banks Index (dividends reinvested) on a rolling five-year basis.	• 25.6% for the year ended October 31, 2006 • 112.6% since October 31, 2001	• CIBC delivered the highest total shareholder return for the year among the major Canadian banks.

Notes:

(1)	Affected by items discussed in the MD&A, Executive summary section of CIBC’s 2006 Annual Accountability Report.

(2)	For additional information, see the Non-GAAP Measures section of CIBC’s 2006 Annual Accountability Report.

Impact of business performance on 2006 executive compensation decisions – At the executive level, it is primarily CIBC’s overall results that determine variable compensation, which is consistent with our pay-for-performance philosophy. CIBC’s performance improved in the 2006 fiscal year, resulting in most executives experiencing an increase in compensation over 2005 levels.

Compensation of the President and Chief Executive Officer

In accordance with his employment contract, the Chief Executive Officer’s variable compensation is determined with a one-year lag (except options, which are determined at the end of the performance year). As a result, we have presented a full summary of 2005 compensation (which incorporates the annual variable cash and deferred equity awards made in November 2006) and a summary of the 2006 compensation decisions to date.

Compensation for the 2005 fiscal year – In December 2005, the Committee reviewed Mr. McCaughey’s performance for the 2005 fiscal year, using the PMM program’s balanced scorecard approach against specific goals in each performance category. The Committee took a comprehensive approach, using a quantitative assessment of results versus specific financial objectives (taking into consideration extraordinary items in the reported results) and a qualitative judgment of the achievement of non-financial objectives. Achievements for the 2005 fiscal year are highlighted in the following table:

Performance Category	Goals	Highlights of 2005 Results
Client results	• Lead CIBC’s vision of being recognized as the leader in client relationships.	• Improved client satisfaction in a number of areas, including overall quality of client service, planning and advice in financial matters, branch staff and service.
Financial results	• Tier 1 capital ratio of not less than 8.5% • Total capital ratio of not less than 11.5% • 14% – 18% return on average common shareholders’ equity • Maintain dividend payout ratio of 40% – 50%	• Tier 1 capital ratio of 8.5% • Total capital ratio of 12.7% • 1.6% loss on equity(1) • Dividend payout ratio was >100%(1)
Operational efficiency	• Revenue growth to exceed expense growth. • Reduce the carrying value of the merchant banking portfolio to $1.5 billion by 2007.	• Expense growth exceeded revenue growth(1) • Achieved the objective by April 30, 2005, ahead of the 2007 planned date.
Growing the franchise	• Increase retail portion of business mix to a range of 65%-75% retail / 25%-35% wholesale.(2)	• Business mix was within the target range at 70% retail / 30% wholesale.
Key competencies/capabilities	• Execute strategy to improve employee commitment as measured in the 2005 Employee Survey (conducted every two years). • Embed CIBC’s Vision, Mission and Values within the organization.	• Survey score measuring employee commitment up 4%. • Addressed over 8,000 employees regarding the importance of CIBC’s Vision, Mission and Values at various employee and executive forums.

Notes:

(1)

CIBC’s results for the year were significantly affected by $2,533 million after-tax provision for Enron-related litigation matters, as well as other items discussed in the MD&A, Executive overview section of CIBC’s 2005 Annual Accountability Report.

(2)	For additional information, see the Non-GAAP Measures section of CIBC’s 2005 Annual Accountability Report.

CIBC PROXY CIRCULAR	28

Based on the above assessment of performance, the Committee determined the Chief Executive Officer’s compensation for the 2005 fiscal year as described below.

Base salary

Mr. McCaughey’s base salary increased from $500,000 to $700,000 upon his appointment as President and Chief Operating Officer in December 2004, and was subsequently increased to $1,000,000 upon his appointment as President and Chief Executive Officer. Consistent with CIBC’s practice of aligning executive pay with comparable positions in the market, Mr. McCaughey’s base salary is positioned competitively relative to Chief Executive Officers at the other major Canadian banks. As noted on page 25, it is not CIBC’s practice to increase base salaries for executives on an annual basis.

Annual variable cash and deferred equity awards (excluding stock options)

Mr. McCaughey’s employment agreement (see description on page 38) provides that Mr. McCaughey’s annual variable cash and deferred equity awards (excluding options) for the performance period will be determined by the Committee at the end of the next fiscal year. Therefore, for the 2005 fiscal year, Mr. McCaughey’s incentive award (excluding options) was determined by the Committee at the end of the 2006 fiscal year.

Annual variable cash and deferred equity awards granted to the Chief Executive Officer for 2005 were based on:

•  an analysis of CIBC’s financial performance;

•  an evaluation of individual performance;

•  a review of market pay levels for comparable positions in the peer group (described on page 25); and

•  consideration of any post year-end events.

Based on the Committee’s evaluation of the above factors and consistent with the approach applied to all other SET members for 2005, the Chief Executive Officer received his entire incentive award in RSAs and PSUs. Mr. McCaughey was awarded $3,030,000 in RSAs(1) and $2,020,000 in PSUs(2) on November 2, 2006. According to the terms of Mr. McCaughey’s employment agreement, the dollar values of these awards were converted into a number of RSAs and PSUs using a share price of $72.20, which was the 2005 fiscal year-end closing price of CIBC common shares.

Stock options

No annual stock option grant was made for the 2005 fiscal year.

However, Mr. McCaughey received a special option grant upon his appointment as President and Chief Executive Officer. The options have a ten-year term and the vesting of the award is conditional on CIBC achieving total shareholder return that is equal to or greater than the average of the other four major Canadian banks for specified performance periods. This special option grant to Mr. McCaughey will only have realisable value when and if these future performance hurdles are met.

The first tranche of this option grant (50,000 options) vested on October 31, 2006 as CIBC’s total shareholder return for the fiscal year ended October 31, 2006 exceeded the average total shareholder return for the other four major Canadian banks.

Pension arrangements

Mr. McCaughey participates in the Supplemental Executive Retirement Plan (SERP) as detailed on page 37.

Upon Mr. McCaughey’s appointment as President and Chief Executive Officer, his pension arrangements were reviewed and modified. These arrangements are described in the section entitled Employment Contracts, beginning on page 38.

Notes:

(1)

In accordance with the employment contract, the first one third of the RSA grant vested 60 days after the date of grant (i.e., January 1, 2007). At that time, Mr. McCaughey received the vested shares and a cash payment equal to dividends paid on common shares from October 31, 2005 to January 1, 2007 multiplied by the number of RSAs granted. The remainder of the grant will vest in equal portions on November 2, 2007 and on November 2, 2008.

(2)

The PSU grant will vest on October 31, 2008, consistent with the 2005 fiscal year PSU awards made to other SET members, subject to vesting performance conditions as described on page 26. In addition, Mr. McCaughey received a cash payment on January 2, 2007 equal to dividends paid on common shares from October 31, 2005 to January 1, 2007 multiplied by the minimum number of PSUs that may vest (75% of the number granted).

Compensation for the 2006 fiscal year – The Chief Executive Officer’s compensation for the 2006 fiscal year will be determined at the end of the 2007 fiscal year, with the exception of base salary and stock options.

Base salary

Since Mr. McCaughey’s base salary was increased to a competitive level of $1,000,000 upon his appointment as President and Chief Executive Officer in August 2005, no further increase was made for the 2006 fiscal year, nor for the 2007 fiscal year.

Annual variable cash and deferred equity awards (excluding stock options)	Incentive awards will be determined at the end of the 2007 fiscal year.
Stock options

According to the terms of Mr. McCaughey’s employment agreement, his annual option award is determined at the end of the year that has just been completed. Mr. McCaughey received an option award of 40,862 options for the 2006 fiscal year, which is consistent with market practice taking into account CIBC’s deferred equity mix, which places less emphasis on options. These options have a ten-year term and vest in equal annual installments over a four-year period.

29	CIBC PROXY CIRCULAR

Revisions to compensation approach effective fiscal 2007

The Committee has approved a more structured approach to evaluating performance and determining annual compensation for the SET to further align pay and performance. The new approach, effective for the 2007 fiscal year, includes:

•	total direct compensation (base salary plus cash and deferred equity awards) ranges for each SET member, which are based on market comparators as described on page 25;

•	new business performance metrics and specific business performance hurdles to pay Total Direct Compensation at threshold, target (market median) and maximum levels;

•	three performance components (CIBC performance, SBU performance and individual performance) with specific weightings for each component:

•	every SET member will have a portion of their compensation directly tied to overall CIBC results (e.g., 80% for the CEO and CFO, 30% for the Chairman & CEO, World Markets);

•	SET members accountable for a major business unit will have a portion of their compensation tied to their business unit (i.e., 40% or 50%); and

•	every SET member will have a portion of their compensation directly tied to individual performance (i.e., 20% weighting); and

•	a requirement that a minimum level of individual performance must be achieved before being eligible for any incentive awards.

Summary

The Committee is satisfied that CIBC’s compensation policies and levels of compensation are aligned with CIBC’s performance and reflect competitive market practices. The Committee is confident that these policies will continue to allow CIBC to attract, retain and motivate talented executives, and the Committee will continue to regularly evaluate the effectiveness of CIBC’s compensation philosophy with this in mind.

The Committee, on behalf of the Board, re-affirms its confidence in the leadership of the Chief Executive Officer and his management team, as well as the ability of this management team to execute on CIBC’s current strategy and to maximize shareholder value.

Presented by the Committee:

Charles Sirois, Chair	Linda S. Hasenfratz
William L. Duke	John S. Lacey
Margot A. Franssen

Performance graph

The following graph compares the cumulative total shareholder return over the last five fiscal years of CIBC’s common shares with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Banks Index, assuming reinvestment of all dividends.

Five-year total return on $100 investment

(Dividends Reinvested)

CIBC PROXY CIRCULAR	30

Cost of management analysis

CIBC is committed to a pay-for-performance philosophy that defines the relationship between compensation, business performance and the creation of sustainable shareholder value.

Pay for performance – The following graph compares total NEO compensation for each of the last five fiscal years to key performance metrics for CIBC: Net Income After Tax (NIAT); Net Income Before Tax (NIBT); and Earnings Per Share (EPS). As shown, the total compensation paid to NEOs has followed the trends in performance against these key metrics.

Notes:

(1)

Total NEO compensation is defined as the aggregate of base salary, variable cash awards and deferred equity awards (e.g., RSAs, PSUs, option grants) as disclosed in the Summary Compensation Table. To ensure comparability of annual amounts, CIBC has included five NEOs for each year, including the Chief Executive Officer at the end of the fiscal year. NEO compensation for the 2006 fiscal year does not yet include any variable incentives, except options, that may be awarded to Mr. McCaughey, as these incentives will be awarded at the end of the 2007 fiscal year and reported as compensation related to performance in the 2006 fiscal year. The NEO compensation data and this graph will be updated to reflect this additional information in any management proxy circular that includes executive compensation issued after these incentives are determined. The above graph has been adjusted from that presented in the Management Proxy Circular for the 2005 fiscal year to include Mr. McCaughey’s total compensation for the 2005 fiscal year, as finally determined in November 2006.

(2)

Reported NIAT, NIBT and EPS are on pages 140 and 141 of the 2006 Annual Accountability Report, reported as Net (loss) income, Income before income taxes and non-controlling interests less non-controlling interests and Earnings (loss) per share (diluted).

Cost of management ratio (COMR) – The table below illustrates total compensation to NEOs as a percentage of NIAT for the 2006 fiscal year. While the composition of the NEOs may change from year to year, the fixed definition of the group of executives included in the compensation costs ensures comparability of amounts with future years.

Year	NEO Compensation(1) ($000’s)	NIAT(2) ($000’s)	NEO Compensation as a Percentage of NIAT
Fiscal 2006 Results	21,094	2,646,000	0.80%

Notes:

(1)

Total NEO compensation is defined as the aggregate of base salary, variable cash awards, deferred equity awards (e.g., RSAs, PSUs, option grants), plus the annual pension cost (including $5,000 annual RRSP contribution for Mr. Shaw that is included in the All Other Compensation column), as disclosed in the Summary Compensation Table. To ensure comparability of annual amounts, CIBC has included five NEOs for each year, including the Chief Executive Officer at the end of the fiscal year. NEO compensation for the 2006 fiscal year does not yet include any variable incentives, except options, that may be awarded to Mr. McCaughey, as these incentives will be awarded at the end of the 2007 fiscal year and reported as compensation related to performance in the 2006 fiscal year. The NEO compensation data and this table will be updated to reflect this additional information in any management proxy circular that includes executive compensation issued after these incentives are determined.

(2)	NIAT is as reported in CIBC’s Consolidated Statement of Operations on page 81 of the 2006 Annual Accountability Report, reported as Net (loss) income.

31	CIBC PROXY CIRCULAR

Summary compensation table

The following table discloses compensation for the President and Chief Executive Officer, the Chief Financial Officer, and the other three most highly compensated executive officers of CIBC (the NEOs) for the fiscal years indicated.

Summary compensation table(1)

Name and Principal Position		Annual Compensation
			Variable Compensation
	Year	Salary(2) ($)	Variable Cash Award ($)		Restricted Share/ Performance Share Awards(3) ($)		Securities Under Options/SARs Granted(4) ($)/(#)		Total Annual Variable Compensation ($)		Pension Cost(5) ($)		Total Compensation ($)		All Other Compensation(6)(7)(8) ($)
G.T. McCaughey(9)	2006	1,000,000	TBD	(9)	TBD	(9)	750,000 / 40,862		TBD	(9)	365,000		TBD		833,511
President and	2005	741,667	Nil		5,050,000		250,000	(10)	5,050,000	(10)	177,000		5,968,667	(10)	826,058
Chief Executive Officer	2004	500,000	2,587,229	(11)	2,624,144	(11)	463,084 / 31,535	(11)	5,674,457		1,420,543	(11)	7,595,000		608,567
T.D. Woods	2006	400,000	875,610	(11)	1,084,268	(11)	191,341 / 10,425	(11)	2,151,219		606,781	(11)	3,158,000		90,057
Senior Executive Vice-President,	2005	400,000	Nil		1,351,219	(11)	Nil / Nil		1,351,219		597,781	(11)	2,349,000		75,771
Chief Financial Officer	2004	400,000	775,610	(11)	999,268	(11)	176,341 / 12,011	(11)	1,951,219		565,781	(11)	2,917,000		53,278
B.G. Shaw	2006	350,000	3,300,000		3,102,500		547,500 / 29,829		6,950,000		Nil		7,300,000		278,035
Senior Executive Vice-President,	2005	316,667	Nil		4,400,000		Nil / Nil		4,400,000		Nil		4,716,667		206,364
Chairman and Chief Executive Officer, CIBC World Markets	2004	150,000	4,867,500		2,982,500		Nil / Nil		7,850,000		Nil		8,000,000		199,355
S.R. McGirr	2006	350,000	2,025,000		2,018,750		356,250 / 19,410		4,400,000		133,000		4,883,000		232,156
Senior Executive Vice-President,	2005	316,667	Nil		3,400,000		Nil / Nil		3,400,000		41,000		3,757,667		343,303
Chief Risk Officer	2004	150,000	3,667,500		2,182,500		Nil / Nil		5,850,000		16,000		6,016,000		116,802
S.A. Baxendale	2006	450,000	1,137,284	(11)	1,349,192	(11)	238,093 / 12,972	(11)	2,724,569		458,431	(11)	3,633,000		110,971
Senior Executive Vice-President,	2005	405,952	Nil		1,974,569	(11)	Nil / Nil		1,974,569		441,431	(11)	2,821,952		77,722
CIBC Retail Markets	2004	322,500	1,133,750		863,812		152,438 / 11,380		2,150,000		35,000		2,507,500		63,388

Notes:

(1)

To improve the transparency of CIBC’s executive compensation disclosure and better align it with CIBC’s compensation practices several changes have been made to the structure of the Summary Compensation Table:

•

The “Variable Compensation” column shows the value of each component of variable compensation paid to a NEO, namely variable cash awards, RSAs, PSUs and options. Prior to the 2005 fiscal year, CIBC disclosed the value of variable cash awards only in a column entitled “Bonus” and the value of deferred equity awards for a specified fiscal year was shown in previous management proxy circulars elsewhere in the Summary Compensation Table, as permitted by Canadian securities law. The RSA value was shown in the “Long Term Compensation Award” column, the number of options granted was shown in the “Securities Under Options Granted” column and the value of options granted was shown in supplemental disclosure CIBC voluntarily provided to enhance understanding of the compensation paid.

•	The columns “Other Annual Compensation” and “Other Compensation” have been merged into one column “All Other Compensation”, to provide a consolidated view of all other compensation.

•

The columns “Pension Cost” and “Total Compensation” have been added to present a complete picture of compensation to each NEO and to consolidate information that was previously disclosed in supplemental compensation tables.

•	The determination of NEOs is based on the total of annual salary, variable cash and variable deferred equity awards, before any reduction for SERP past service awards (see description below).

(2)	Reflects the salary earned in the fiscal year.

(3)

Amounts shown represent the total value of RSAs granted under the RSA Plan and PSUs granted under the PSU Plan for the specified fiscal years. Units are valued under both plans at the average weighted price of CIBC common shares purchased in the open market by the RSA trustee for each fiscal year. RSAs vest one third annually or at the end of three years and are distributed in the form of one CIBC common share for each RSA, commencing on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elects to defer receipt of shares until the end of the third year. Dividend equivalents are paid quarterly on outstanding RSAs and are reported under “All Other Compensation”. PSUs vest at the end of three years and are distributed in the form of one CIBC common share for each PSU or, if the individual has met the minimum share ownership requirements, the individual may elect to receive the distribution in cash. Dividend equivalents are paid quarterly on the minimum number of PSUs that will vest (75% of the number granted) and are reported under “All Other Compensation”. At the end of the vesting period the amount of dividends will be adjusted, if necessary, to reflect the actual number of PSUs that vest. As a result of the one-year delay in the determination of the award for the Chief Executive Officer, the pricing and vesting mechanics differ slightly for his RSA and PSU awards. For additional details, see the description of Chief Executive Officer compensation on page 29.

        The following table illustrates the aggregate number and value of RSAs and PSUs held by each of the NEOs as at October 31, 2006 and includes the RSA and PSU grants made to the Chief Executive Officer on November 2, 2006 for the 2005 fiscal year. The value of PSUs and RSAs is equivalent to the number of share units awarded multiplied by the market value of the common shares on October 31, 2006 (i.e., $87.60). These amounts are included in the figures shown under ”Stock Awards’’ in the table of outstanding deferred equity awards shown on page 34.

CIBC PROXY CIRCULAR	32

RSAs and PSUs outstanding at October 31, 2006

	RSAs		PSUs		Total
	Aggregate Number of Units (#)	Value at October 31, 2006 ($)	Aggregate Number of Units (#)	Value at October 31, 2006 ($)	Aggregate Number of Units (#)	Value at October 31, 2006 ($)
G.T. McCaughey	54,013	4,731,539	27,978	2,450,873	81,991	7,182,412
T.D. Woods	11,932	1,045,243	7,346	643,510	19,278	1,688,753
B.G. Shaw	37,612	3,294,811	23,921	2,095,480	61,533	5,390,291
S.R. McGirr	48,543	4,252,367	18,485	1,619,286	67,028	5,871,653
S.A. Baxendale	22,632	1,982,563	10,735	940,386	33,367	2,922,949

The following table illustrates the estimated future payouts for the PSU awards granted in respect of the 2006 fiscal year. The number of PSUs vesting will range between 75% and 125% of the number initially awarded and will depend on CIBC’s average return on equity relative to the other four major Canadian banks over the three-year performance period. Estimated future payouts are calculated based on the market value of the common shares on October 31, 2006, which was $87.60. Actual payouts will be based on the number of PSUs vesting and the value of common shares at the time of vesting and therefore may differ from amounts shown in this table.

			Estimated Future Payouts
	Units granted (#)	Performance Period	Threshold ($)	Target ($)	Maximum ($)
G.T. McCaughey	TBD	3 years	TBD	TBD	TBD
T.D. Woods	3,562	3 years	234,023	312,031	390,039
B.G. Shaw	10,191	3 years	669,549	892,732	1,115,915
S.R. McGirr	6,631	3 years	435,657	580,876	726,095
S.A. Baxendale	4,432	3 years	291,182	388,243	485,304

(4)

The figures in this column reflect the number of options granted (if any) to the NEOs and their grant value for the 2006, 2005, and 2004 fiscal years. CIBC’s option grants are made after the end of the fiscal year and are an integral part of overall total compensation decisions. The Chief Executive Officer’s option grant is also made at this time with the remaining portions of his variable incentive compensation determined the following year.

The option values shown are determined using the Black-Scholes methodology as calculated by an external consulting firm. This method may not be identical to the methods used by other companies and is also sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies. For annual grants made in December 2006 for the 2006 fiscal year, the key Black-Scholes assumptions used were a risk-free rate of 3.85%, a dividend yield of 2.91%, share price volatility of 17.2% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the NEOs in December 2006 for the 2006 fiscal year is approximately $18.36 per option.

(5)

Amounts shown represent the value of the projected pension earned under CIBC defined benefit pension plans for the year of service credited for the 2006, 2005 and 2004 fiscal years (pension service cost). For comparability and consistency, the pension service cost values are determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in CIBC’s financial statements. This method may not be identical to the methods used by other companies and is also sensitive to the assumptions used.

In addition, Mr. McCaughey, Mr. Woods and Ms. Baxendale were provided a portion of their past service with CIBC and subsidiary companies as eligible service for SERP. The values of these awards, which result in a direct reduction to other elements of compensation, are also included. Mr. McCaughey’s past service award was granted in the 2004 fiscal year and the value of such award, as included in the 2004 pension cost shown in the table above, amounted to $1,325,543. The past service award granted to Mr. Woods in the fiscal year 2004 will vest over four years, resulting in a pension cost of $448,781 in each of the 2004, 2005 and 2006 fiscal years. Ms. Baxendale’s past service award, as granted in 2005, will vest over a period of three years, with a corresponding pension cost of $375,431 included in each of the 2005 and 2006 fiscal years. The value of the past service awards is calculated on an economic value basis, which reflects the different tax treatment associated with providing supplemental pension benefits versus registered pension plan benefits.

(6)

The amounts shown include dividend equivalents earned from RSAs, PSUs, Retirement Deferred Share Units (RDSUs), Retirement Special Incentive Plan Deferred Share Units (RSIP DSUs) and Long-Term Incentive Plan (LTIP) which were granted in prior years. The fiscal 2006, 2005 and 2004 amounts are as follows: $831,261, $823,808 and $604,015 for Mr. McCaughey, $87,807, $73,521 and $49,028 for Mr. Woods; $270,785, $199,114 and $192,105 for Mr. Shaw; $229,906, $341,053 and $113,802 for Mr. McGirr; and $108,721, $75,472 and $59,988 for Ms. Baxendale.

The LTIP, RDSU and RSIP DSU plans are no longer active and no further grants are being made under any of these plans. For additional information, see the descriptions contained in the 1999 and 2000 Management Proxy Circulars. Amounts for prior years have been restated to include dividend equivalents that were not previously reported.

(7)

The value of perquisites and other personal benefits for each NEO are not greater than the lesser of $50,000 and 10% of the total of annual salary and variable cash award and are therefore not included in “All Other Compensation” as permitted by Canadian securities laws.

(8)

The amounts shown include CIBC contributions to the Employee Share Purchase Plan (ESPP) and contributions made by CIBC on behalf of certain NEOs to registered retirement savings plans (RRSPs) and other similar plans. Under the ESPP, employees can contribute a percentage of annual base earnings, and CIBC contributes an amount equal to 50% of the employee’s contribution up to 3% of annual base earnings (subject to an annual limit of $2,250 which commenced January 1, 2004). RRSP contributions of $5,000 per year were made for Brian Shaw who is not a member of a CIBC pension plan.

33	CIBC PROXY CIRCULAR

(9)

Mr. McCaughey assumed the role of President and Chief Executive Officer on August 1, 2005. In accordance with Mr. McCaughey’s employment contract, any variable cash or equity incentives (excluding options) for the 2006 fiscal year will not be determined until the end of the 2007 fiscal year and will be disclosed in the 2007 Management Proxy Circular. The amounts shown for any variable cash and equity incentives for the 2005 fiscal year have been updated to reflect the awards that were determined in November 2006.

(10)

Mr. McCaughey’s option grant in the 2005 fiscal year represents the number of options granted under a special, one-time award that was made upon his appointment as President and Chief Executive Officer. The value of the option grant ($2,061,500) is excluded from the table above since it is a one-time award and is not considered part of annual compensation. The options have a 10-year term and the vesting of the award is conditional on CIBC achieving total shareholder return that is equal to or greater than the average of the other four major Canadian banks for specified performance periods.

(11)

Certain NEOs have been provided a portion of their past service with CIBC and subsidiary companies as eligible service for SERP in lieu of a portion of the variable cash and deferred equity awards, as disclosed in note 5 above. The variable compensation awards shown in the table for each of these executives have been restated for prior years and reduced by the following amounts for the SERP past service awards: $1,325,543 for Mr. McCaughey in the 2004 fiscal year, $448,781 for Mr. Woods in each of the 2004, 2005 and 2006 fiscal years and $375,431 for Ms. Baxendale in each of the 2005 and 2006 fiscal years.

Option grants during the financial year ended October 31, 2006(1)

The following table sets out grants of stock options made to the NEOs for the 2006 fiscal year.

Name	Securities Under Options/SARs Granted (#)(2)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
G.T. McCaughey	40,862	9.17%	96.25	96.25	December 11, 2016
T.D. Woods	10,425	2.34%	96.25	96.25	December 11, 2016
B.G. Shaw	29,829	6.69%	96.25	96.25	December 11, 2016
S.R. McGirr	19,410	4.36%	96.25	96.25	December 11, 2016
S.A. Baxendale	12,972	2.91%	96.25	96.25	December 11, 2016

Notes:

(1)	These calculations include options granted for the 2006 fiscal year after the end of the fiscal year.

(2)	Stock options vest in equal annual installments over a four-year period, commencing on the first anniversary of the date of grant and are in respect of CIBC common shares.

Outstanding deferred equity awards at financial year-end October 31, 2006

The following table sets out certain information regarding the deferred equity awards that have been previously awarded to the NEOs, and remain outstanding.

Name	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options (#)		Value of Securities Underlying Unexercised Options(1) ($)		Number of Units of Stock(2) (#)	Market Value of Units of Stock(3) ($)
	Exercisable	Unexercisable	Exercisable	Unexercisable
G.T. McCaughey(4)	241,980	286,151	9,907,998	5,299,190	362,278	31,735,553
T.D. Woods	52,478	11,532	2,148,881	242,964	19,278	1,688,753
B.G. Shaw	Nil	Nil	Nil	Nil	61,533	5,390,291
S.R. McGirr	Nil	Nil	Nil	Nil	67,028	5,871,653
S.A. Baxendale	28,245	9,935	1,062,483	208,558	33,367	2,922,949

Notes:

(1)	Amounts reported are based on the difference between the exercise price of the option and the 2006 fiscal year-end CIBC common share price of $87.60.

(2)	PSUs are shown at 100% of the original number of units awarded and have not been adjusted to reflect performance.

(3)	Values are calculated based on the 2006 fiscal year-end CIBC common share price of $87.60.

(4)

For Mr. McCaughey, includes RSA and PSU awards for the 2005 fiscal year made on November 2, 2006. In addition, includes vested units of 280,287 ($24,553,141) awarded under the RSIP DSU and RDSU programs that will be distributed upon retirement or termination. The number of units under the RSIP DSU and RDSU programs increases annually due to the reinvestment of dividend equivalents.

CIBC PROXY CIRCULAR	34

Aggregated option/SAR exercises during the financial year ended October 31, 2006

The following table sets out aggregated option exercises by each NEO during the 2006 fiscal year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized Upon Exercise ($)
G.T. McCaughey	Nil	Nil
T.D. Woods	Nil	Nil
B.G. Shaw	Nil	Nil
S.R. McGirr	Nil	Nil
S.A. Baxendale	Nil	Nil

Securities authorized for issuance under equity compensation plans

The following table provides information at December 31, 2006 on common shares authorized for issuance under the Employee Stock Option Plan (ESOP) and the Non-Officer Director Stock Option Plan (DSOP), which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury. In January 2003 the Board amended the DSOP and determined that no further options would be granted to directors.

Plan Category	A Number of Securities to be Issued upon Exercise of Outstanding Options (#)	B Weighted-average Exercise Price of Outstanding Options ($)	C Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities in column A) (#)
Equity compensation plans approved by security holders	8,805,836	$50.41	8,356,765
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	8,805,836	$50.41	8,356,765

Employee Stock Option Plan (ESOP) – The Committee may designate any full-time employee of CIBC (or any of its subsidiaries) as individuals who are eligible to receive stock option awards under the ESOP. The term of an option is generally, and cannot exceed, ten years from the date of its grant (subject to changes in employment status as explained below) and vesting, while set at the Committee’s discretion, is generally 25% per year, commencing on the first anniversary of the grant. The exercise price of an option is set by the Committee but must not be less than the closing market price of CIBC common shares on the trading day immediately preceding the date of grant.

The number of CIBC common shares which may be issued from treasury under stock options issued and outstanding pursuant to the ESOP to all participants in the plan cannot exceed, in the aggregate, 42,634,500 shares. The maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 1% of the number of common shares then outstanding. Options are forfeited 30 days after resignation or termination with cause. In the case of termination without cause, options remain outstanding and exercisable for the length of the employee severance period. The TSX has issued a notice permitting the extension of the termination date of an option scheduled to expire during or immediately after a period in which the option holder is prohibited from exercising the option due to internal company trading restrictions. CIBC is seeking common shareholder approval to amend the ESOP to adopt the TSX framework. More details regarding the proposed change can be found on page 11 of this Circular. During 2006, CIBC made housekeeping amendments to the anti-dilution provisions of the ESOP. The amendments were approved by the TSX and are designed to address new accounting requirements.

Up to 50% of the options granted prior to 2000 can be exercised as Stock Appreciation Rights (SARs). SARs can be exchanged for a cash amount equal to the difference between the option strike price and the weighted average price of the common shares on the TSX on the trading day immediately preceding the day the SARs are exercised. Since January 1, 2000, there has been no grant of options with SARs connected to them.

The ESOP provides that, subject to applicable laws, CIBC may make loans to assist employees in exercising their options, provided these loans do not exceed the employee’s annual salary at the time of the loan and are on terms which are the same as loans made to employees to purchase shares of CIBC.

ESOP award recipients are generally not permitted to assign or transfer their options. However, the ESOP does provide that, with CIBC’s prior approval, option recipients may assign their rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipients and any of the foregoing are beneficiaries.

The ESOP provides that the Committee may amend the plan, subject to obtaining all necessary regulatory and stock exchange approvals. Effective June 30, 2007, new rules issued by the TSX will require all amendments to a stock option plan and awards under it to be approved at a meeting of common shareholders unless the plan includes detailed amendment provisions. To address these rules CIBC is proposing changes to the ESOP provisions relating to amendments to the plan and awards under it. These proposed changes require shareholder approval and are described on page 11 of this Circular.

35	CIBC PROXY CIRCULAR

Non-Officer Director Stock Option Plan (DSOP) – In the 2000, 2001 and 2002 fiscal years, non-officer members of the Board received stock option awards under the DSOP. The DSOP provided that the Board may suspend the grant of options or otherwise amend the DSOP provided that approvals and requirements under applicable laws or stock exchange rules are obtained and satisfied. In January 2003 the Board amended the DSOP and determined that no further options would be granted to directors. Effective June 30, 2007, new rules issued by the TSX will require all amendments to the DSOP to be approved at a meeting of common shareholders. As new options are not being issued under the DSOP, CIBC does not propose to change the DSOP at this time to address these new rules.

Options granted under the DSOP have a ten-year term and vested immediately upon grant. The DSOP provided for the exercise price of the option to be established based on the five-day average of the closing price per share on the TSX for the five trading days preceding the date of grant. No options granted under the DSOP may be exercised as SARs. DSOP award recipients are not permitted to assign or transfer their options except upon death.

The maximum number of shares reserved for issuance under options granted to non-officer members of the Board under the DSOP and any other share compensation arrangement of CIBC may not exceed 10% of the outstanding common shares, and the maximum number of shares reserved for issuance to any one insider within a one-year period may not exceed 5% of the outstanding issue. When a director ceases to be a member of the Board for any reason, his or her options will terminate on the earlier of (a) sixty months after the date the director leaves the Board and (b) the end of the ten-year option term.

The following table provides additional disclosure on options outstanding and available for grant under the ESOP and DSOP.

Options outstanding and available for grant at December 31, 2006

	Options Outstanding		Options Available for Grant		Total Options Outstanding and Available for Grant

Plan	#	% of common shares outstanding	#	% of common shares outstanding	#	% of common shares outstanding
ESOP	8,741,836	2.60%	8,288,765	2.46%	17,030,601	5.06%
DSOP(1)	64,000	0.02%	68,000	0.02%	132,000	0.04%
Total(2)	8,805,836	2.61%	8,356,765	2.48%	17,162,601	5.10%

Notes:

(1)	In January 2003 the Board amended the DSOP and determined that no further options would be granted to directors.
(2)	At the 2006 fiscal year-end, the total options outstanding was 8,934,231, the total options available for grant was 8,743,469 and the total common shares outstanding was 335,976,647.

Pension arrangements

Pension and SERP benefits are considered an integral part of the overall total compensation for executives, including the NEOs. All CIBC officers participate in one of three types of pension arrangements: a non-contributory provision of a defined benefit CIBC pension plan, a contributory provision of a defined benefit CIBC pension plan, or a cash contribution to an RRSP of the officer’s choice. In addition, certain officers may be designated by the Committee for participation in the SERP. Entitlements under the SERP are subject to compliance with certain non-solicitation and non-competition covenants.

Under the SERP, executives at the Executive Vice-President level or above receive a pension benefit based on the following provisions:

Provision	Detail
Pension Formula	2% of final average earnings per year of pensionable service (maximum of 35 years of service) inclusive of CIBC Pension Plan benefits.
Final Average Earnings (subject to specified dollar limits as shown below)

The sum of:

• the average of the best consecutive five years of salary in the last ten years prior to retirement; and

• the average of the best five years of variable cash awards in the last ten years prior to retirement.

Limits on Final Average Earnings	$1,877,750 for the Chief Executive Officer $913,500 for members of the Senior Executive Team $500,000 for Executive Vice-Presidents
Reduction for Early Retirement

Pensions are reduced by 4% for each year that retirement age precedes age 61 (with the exception that Mr. McCaughey is entitled, per his employment agreement, to an unreduced pension payable from age 55).

Government Pension Adjustment	Pensions are reduced from age 65 by the maximum Canada/Quebec Pension Plan benefit payable at that time.

CIBC PROXY CIRCULAR	36

Provision	Detail
Form of Pension

Pension payments are made for the life of the executive.

In the event of death of the executive:

• 50% of the pension is continued for the life of the executive’s spouse; or

• other optional forms of payment are available on an actuarially equivalent basis.

Additional Pension from Employee Contributions	Executives who had made contributions to the CIBC Pension Plan will receive an increment to their pension benefit equal to the value of their accumulated contributions and associated interest.

The following pension benefit chart shows the annual pension payable at retirement for participants in the SERP for the specified pensionable earnings and years of pensionable service. The pensions shown include the pension payable from the CIBC Pension Plan, before reduction for Canada/Quebec Pension Plan benefits and do not include any amount payable for an executive’s accumulated contributions with interest. The chart assumes retirement occurs at age 61 (or age 55 for Mr. McCaughey), the earliest age at which these officers can retire with an unreduced pension.

Annual pension benefit

Final Average Earnings	Years of Service
($)	15 ($)	20 ($)	25 ($)	30 ($)	35 ($)
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000
900,000	270,000	360,000	450,000	540,000	630,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,250,000	375,000	500,000	625,000	750,000	875,000
1,500,000	450,000	600,000	750,000	900,000	1,050,000
1,750,000	525,000	700,000	875,000	1,050,000	1,225,000
2,000,000	563,325	751,100	938,875	1,126,650	1,314,425

Some officers covered under the retirement arrangements of CIBC World Markets Inc., including Mr. Shaw, are not covered under the CIBC defined benefit pension plans, nor are they entitled to receive any supplemental executive pension benefits from CIBC. Mr. Shaw receives a cash contribution of $5,000 each year to be deposited to an RRSP.

Supplemental disclosure on pension arrangements

The following table illustrates years of service and changes in the accrued pension liability for the NEOs (excluding Mr. Shaw who is not a participant in the SERP) from October 31, 2005 to October 31, 2006, including the annual pension service cost for the 2006 fiscal year. This is calculated using the same actuarial assumptions used for determining year-end pension plan liabilities in CIBC’s financial statements for the 2006 fiscal year.

Accrued pension obligation

Name	Number of Years of Credited Service(1) (#)	Accrued Pension Liability at October 31, 2005(2) ($)	2006 Service Cost(2) ($)	Other Compensation- related Change in Liability in 2006(3) ($)	Other Change in Liability in 2006(4) ($)	Accrued Pension Liability at October 31, 2006(2) ($)
G.T. McCaughey	25.7	9,100,000	365,000	—	489,000	9,954,000
T.D. Woods	17.3	2,558,000	158,000	—	136,000	2,852,000
S.R. McGirr	1.2	527,000	133,000	—	32,000	692,000
S.A. Baxendale	14.6	1,162,000	83,000	—	98,000	1,343,000

Notes:

(1)

Reflects credited years of service at October 31, 2006. Mr. McGirr has an additional 21.5 years of service as a member of a CIBC pension plan that is not covered for SERP purposes. Certain NEOs have been provided periods of their past service with CIBC and subsidiary companies as eligible credited service for SERP purposes in lieu of other compensation. Past service awards of 10 years were granted at October 31, 2004 to Mr. McCaughey and Mr. Woods and an award of 7.5 years of service was granted to Ms. Baxendale at October 31, 2005. The value of these awards

37	CIBC PROXY CIRCULAR

for Mr. McCaughey vested upon grant and, for Mr. Woods and Ms. Baxendale, vest and are recognized for compensation purposes over periods of four years and three years respectively. For Mr. McCaughey, in recognition of his appointment as President and Chief Executive Officer and of past service with a CIBC-acquired organization, an additional 1.7 years of SERP service credit vests on each anniversary date of his appointment commencing August 1, 2006, up to a maximum service credit of 11.9 years, in addition to ongoing credited service earned through continued employment. The awards, vested and unvested, are included in the years of credited service set out above.

(2)

Pension service cost is the value of the projected pension earned for the year of service credited for the 2006 fiscal year. Accrued pension liability is the value of the projected pension earned for service up to October 31, 2005 or October 31, 2006 as indicated, including the additional years of service granted to Mr. McCaughey in connection with his appointment as President and Chief Executive Officer. For comparability and consistency, these values have been determined using the same actuarial assumptions as are used for determining the year-end pension plan liabilities disclosed in CIBC’s financial statements. These are estimated amounts based on these assumptions and may change over time. The method used to determine these amounts will not necessarily be identical to the method used by other companies and as a result the figures may not be directly comparable across companies. No allowance has been made for future increases in the current compensation limits applied in determining final average pensionable earnings under the SERP. The method of valuation makes no allowance for different tax treatment of registered pension plans versus supplemental pension benefits.

(3)	The other compensation-related change in the obligation includes the impact of promotions, increases in base and incentive pay, and plan amendments or service awards.
(4)

Other changes in obligations include amounts attributable to interest accruing on the beginning-of-year obligation and experience gains and losses other than those associated with compensation levels and changes in actuarial assumptions. Between the opening liability at October 31, 2005 and the closing liability at October 31, 2006, no material change in assumptions was adopted. The most significant part of the other change in liability amounts for the 2006 fiscal year relates to interest accruing on the opening liability.

Assuming the executive retires at age 61, each executive will be entitled to an annual pension upon retirement as follows:

Name	Annual Pension Available at Age 61(1)
G.T. McCaughey(2)	$1,314,425
T.D. Woods	$ 441,525
S.R. McGirr	$ 261,040
S.A. Baxendale	$ 590,313

Notes:

(1)

Represents the estimated annual pension that would be received, assuming the individual retires at age 61 and that final average earnings at age 61 will be at or above the applicable maximum SERP covered compensation limit.

(2)	Mr. McCaughey is eligible to retire with an unreduced pension, estimated at $1,048,000 annually, at age 55.

E mployment contracts

An employment contract was established with Mr. McCaughey, effective upon his appointment as President and Chief Executive Officer in August 2005. The key terms of this contract are the following:

Officer	G.T. McCaughey, President and Chief Executive Officer
Effective Date	August 1, 2005
Base Salary	$1,000,000 (may be increased by the Board)
Annual Variable Compensation (Cash and Deferred Equity)

The amount of annual variable compensation (excluding options) for any fiscal year is to be determined by the Committee at the end of the following fiscal year based on the achievement of:

•  personal objectives and performance objectives for CIBC established for the fiscal year;

•  financial performance of CIBC, including in comparison to the other four major Canadian banks for such year; and

•  other relevant factors, on a basis consistent with CIBC executive compensation policies and past practices.

The annual variable compensation may be allocated by CIBC in cash and deferred equity awards (such as RSAs and PSUs).

The amount of variable compensation to be granted in the form of options for any fiscal year is determined by the Committee at the end of the same fiscal year (no one-year delay).

Share Ownership Guidelines

Six times Mr. McCaughey’s annual salary during the term of employment with CIBC.

These guidelines apply for an additional two-year holding period upon retirement, or, in certain circumstances, if Mr. McCaughey should resign from employment with CIBC prior to attaining the age of 55.

Termination without Cause

Payment in lieu of notice equal to two times Mr. McCaughey’s:

•  annual base salary; and

•  three-year average annual variable cash award.

He may, in the alternative, receive entitlements as may be available under common law.

Unvested RSAs will vest on termination of employment and options will be eligible to vest over a two-year period from the date of termination.

If Mr. McCaughey has attained the age of 53 at a time when he is terminated without cause, he is entitled to an unreduced pension under the SERP from age 55 or the date of termination, if later. The SERP entitlements are subject to Mr. McCaughey’s compliance with certain non-solicitation and non-competition conditions.

CIBC PROXY CIRCULAR	38

Retirement

On retirement from CIBC after attaining the age of 55, Mr. McCaughey is entitled to an unreduced pension under the SERP.

In these circumstances, his outstanding RSAs and options continue to be eligible to meet time and performance-based vesting requirements subject to the following conditions:

• Mr. McCaughey provides a minimum of three months’ notice of resignation;

• Mr. McCaughey continues to comply with the non-competition and non-solicitation conditions; and

• there is no material adverse subsequent event (1) relating to a prior period during which he served as President and Chief Executive Officer.

Pension

Mr. McCaughey participates in the SERP as detailed on page 37.

In recognition of his appointment as President and Chief Executive Officer and of past service with a CIBC-acquired organization, Mr. McCaughey was granted an additional 1.7 years of SERP service credit, which vests on each anniversary date of his appointment commencing August 1, 2006. These ongoing SERP service credits, which are in addition to credited service earned through continued employment, will continue to vest for a maximum of seven years.

Change of Control

If Mr. McCaughey’s employment with CIBC is terminated after a change of control, he may receive the benefits under the change of control policy (see below). In addition, he is entitled to an unreduced pension under the SERP from age 55 or the date of termination, if later.

Special Option Grant

Upon his appointment as President and Chief Executive Officer, Mr. McCaughey received a special one-time grant of options to acquire 250,000 common shares of CIBC, which are subject to performance-vesting conditions related to CIBC total shareholder return.

Note:

(1)

For this purpose, a material adverse subsequent event is defined as a material negative restatement of annual financial statements for any prior period in which Mr. McCaughey served as President and Chief Executive Officer or a material loss relating to business activities in such a prior period resulting in a reduction of 10% or more in CIBC’s book value from that immediately prior to the material loss.

Change of control contracts

CIBC has established a change of control policy that covers designated senior executives, including the NEOs. The key terms of the policy are the following:

Eligibility	Certain senior officers of CIBC, including each of the NEOs.
Coverage Period	24 months following the date of the change of control.
Trigger Events

Severance payouts and accelerated vesting of deferred equity awards and pension occur only on a double trigger, meaning that they occur only if both:

• a change of control event occurs; and

• the executive’s employment is terminated without cause or the executive resigns during the coverage period for reasons specified in the policy.

Severance Benefits

May be determined to be:

• two times the sum of annual salary and variable cash award; or

• such greater amount as the executive may be entitled to under any employment contract or common law.

Cash settlement to cover benefits that would otherwise be payable during the severance period or such greater amount as they may be entitled to under an employment contract or common law.

Vesting of Deferred Equity and Pension	All deferred equity awards and any unvested pension vest.

39	CIBC PROXY CIRCULAR

OTHER INFORMATION

Indebtedness of directors and executive officers

The following table shows outstanding indebtedness to CIBC or its subsidiaries incurred by directors, proposed directors and executive officers of CIBC and their associates. This amount excludes routine indebtedness as defined by Canadian securities laws.

Indebtedness of Directors(1) and Executive Officers(2) under

(1) Securities Purchase and (2) Other Programs

Name and Principal Position	Involvement of CIBC or Subsidiary	Largest Amount Outstanding During Fiscal Year Ended 31.10.06(3) ($)		Amount Outstanding at 13.12.06(3) ($)		Financially Assisted Securities Purchases During Fiscal Year Ended 31.10.06 (#)	Security for Indebtedness(4) (#)	Amount Forgiven During Fiscal Year Ended 31.10.06 ($)
Securities Purchase Programs(5)
R.A. Lalonde, Senior Executive Vice-President	CIBC as lender		779,588		729,105	—	12,400	—
Other Programs(6)
M.G. Capatides, Executive Vice-President	CIBC as lender		(US) 1,034,692	(US)	909,448	—	—	—
R.A. Lalonde, Senior Executive Vice-President	CIBC as lender	(US)	1,037,299	(US)	945,889	—	—	—
S.R. McGirr, Senior Executive Vice-President	CIBC as lender	(US)	3,111,914	(US)	2,837,684	—	—	—
B.G. Shaw, Senior Executive Vice-President	CIBC as lender	(US)	3,017,252	(US)	2,743,493	—	—	—
R.E. Venn, Senior Executive Vice-President	CIBC as lender	(US)	4,149,199	(US)	3,783,561	—	—	—
T.D. Woods, Senior Executive Vice-President	CIBC as lender	(US)	1,037,299	(US)	945,889	—	—	—

Notes:

(1)

Loans to directors of CIBC and to proposed nominees for election as directors, who are not employees of CIBC or a subsidiary, and their associates, are made on substantially the same terms (including interest rate and security) as a loan made to other clients of CIBC with comparable credit ratings and involve no more than usual risks of collectability. These loans are “routine indebtedness” under Canadian securities law, comply with Section 402 of the U.S. Sarbanes-Oxley Act and are not reportable.

(2)

“Executive Officer” means: a chair, vice-chair, president, a vice-president in charge of a principal business unit, division or function (including sales, finance or production), and an officer of CIBC or any of its subsidiaries who performed a policy-making function for CIBC, or any other individual who performed a policy-making function for CIBC.

(3)	Loan amounts are denominated in the currency in which the loan was made and, unless otherwise indicated, are in Canadian dollars.

(4)	The number of CIBC common shares that were held by CIBC as security at December 13, 2006.

(5)

CIBC has an employee loan program for the purpose of purchasing CIBC common shares. These loans are subject to the same interest rate and terms. The loan amount will vary based on compensation level and program credit criteria.

(6)

Certain current and former employees of CIBC and its affiliates have loans to finance a portion of their participation in a fund which makes private equity investments on the same basis as CIBC and its affiliates. This participation offer was made in 2000. The loans will mature at the earlier of January 2012 or the liquidation of the fund, and are secured by the employee’s interest in the fund. Approximately one-half of each loan is non-recourse. The interest rate on loans for Canadian resident employees is set quarterly at the prescribed rate under the Income Tax Act (Canada).

The following table shows the aggregate indebtedness at December 13, 2006 to CIBC or its subsidiaries incurred by current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount excludes routine indebtedness as defined by Canadian securities laws.

Aggregate indebtedness outstanding

Purpose	To CIBC or its Subsidiaries at 13.12.06 ($)	To Another Entity
Securities Purchase Indebtedness(1)	729,105	—
Other Indebtedness	(US) 117,730,475	—

Note:

(1)

CIBC has an employee loan program for the purpose of purchasing CIBC common shares. These loans are subject to the same interest rate and terms. The loan amount will vary based on compensation level and program credit criteria.

CIBC PROXY CIRCULAR	40

Directors and Officers Liability Insurance

Effective November 1, 2006, CIBC purchased at its expense a Directors and Officers Liability Insurance policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. This policy has an insurance limit of $300 million per claim and in the aggregate for the twelve-month period ending October 31, 2007. There is no deductible. The annual premium for this policy is approximately $4.9 million.

Availability of information

You may request a copy of the following documents, at no charge, from Corporate Secretary’s Division, CIBC, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2:

1)	CIBC’s Annual Information Form for the year ended October 31, 2006 along with copies of pages incorporated from CIBC’s 2006 Annual Accountability Report;

2)

CIBC’s comparative annual financial statements for the year ended October 31, 2006 along with the accompanying auditors’ report and any subsequent interim financial statements CIBC has filed with securities regulators;

3)	CIBC’s annual management discussion and analysis (MD&A) for the year ended October 31, 2006 and any subsequent interim MD&A; and
4)	this Circular.

These documents, as well as additional information relating to CIBC, are available at www.cibc.com and www.sedar.com. Financial information regarding CIBC is provided in its comparative financial statements and MD&A.

Communicating with the Board

Shareholders who would like to communicate with the Board should direct their communications to: William A. Etherington, Chairman of the Board, CIBC, c/o Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2.

Directors’ approval

The Board has approved the contents of this Circular as well as sending it to the shareholders.

/s/ Michelle Caturay

Michelle Caturay

Vice-President, Corporate Secretary

and Associate General Counsel

January 11, 2007

41	CIBC PROXY CIRCULAR

SCHEDULE “A”

SHAREHOLDER PROPOSALS

The following six proposals have been submitted to CIBC for consideration at the Annual Meeting of Shareholders and are presented in unedited form in accordance with the Bank Act (Canada).

Proposal Numbers 1 through 5 have been submitted by the Shareholder Education and Advocacy Movement, 82 Sherbrooke Street, West, Montreal, Quebec, H2X 1X3, telephone: 514-286-1155, e-mail: admin@medac.qc.ca.

Proposal Number 6 has been submitted by Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario, N2A 1X2, telephone: 519-574-0252, e-mail: bobverdun@rogers.com.

PROPOSAL NO. 1

It is proposed that the compensation of senior executives be relative to the employees’ average salary, the bank’s expenses and its financial success.

The Shareholder Education and Advocacy Movement has submitted the following statement in support of their proposal:

The ratio between the compensation of senior executives, including purchase options and the average salary of bank employees, should be disclosed. Compensation must be awarded according to the financial results obtained. A recent study by the Ontario Municipal Employees Retirement System (OMERS) could not establish any correlation between the financial success of over sixty listed Canadian companies, including Royal Bank, and the executives’ compensation. It is therefore logical to conclude that the compensation of bank executives is set arbitrarily without regard for good governance principles and shareholders’ interests.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC is committed to providing competitive compensation by level for both the executive and the broader employee populations, structured to be competitive with market practice and adjusted as appropriate to be aligned with performance.

As presented in the Report on Executive Compensation, CIBC’s processes for determining executive compensation include a rigorous review of the performance of CIBC, its two strategic business units (Retail Markets and World Markets) and each individual. CIBC also considers market compensation ranges for equivalent levels of business performance. Both management and the Board review CIBC’s total cost of compensation, which includes all employees, against key business performance metrics such as revenue and test the reasonability of that cost against CIBC’s peer banks. The Board is satisfied with this approach to executive compensation.

In addition, CIBC’s disclosure of executive compensation includes a description of pay for performance linkages (see page 22 of this Circular) and a “Pay for Performance” graph that explicitly relates compensation of the Named Executive Officers to key CIBC performance metrics and demonstrates the relationship between these factors over the past five years (see page 31 of this Circular). This year, CIBC further enhanced its disclosure by reporting a cost of management ratio, which presents compensation to Named Executive Officers against Net Interest After Tax (see page 31 of this Circular). The components of this ratio were developed with other major financial institutions to provide comparability. The Board is satisfied that there is a correlation between the compensation paid to CIBC’s executives and the performance of CIBC and its business units, as shown in this disclosure.

PROPOSAL NO. 2

It is proposed that the stock options allocated to senior executives be rigorously aligned with the economic value added (EVA) of the bank.

The Shareholder Education and Advocacy Movement has submitted the following statement in support of their proposal:

Stock options granted to executives favour increase in the value of shares over the short term to the detriment of the interests of the Bank’s shareholder. “If options vest immediately, you might as well just give them cash and get it over with,” says Robert Bertram, Executive Vice-President of the powerful Ontario Teachers’ Pension Plan Board. “Don’t go through the illusion that you are trying to tie them into shareholder value. This is just giving them money …Clearly the shareholders’ interests are not being taken care of in those plans.”

The cost and exercising of options must be linked to creating value for the shareholders. If profits increase faster than debts, the economic value added is positive. If the economic value added (EVA) is positive, executives have created value for the shareholders; if the EVA is negative, they have jeopardized the shareholders’ equity, even if the share trades at a higher value over the short term.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC is committed to a pay-for-performance philosophy, which defines the relationship between compensation, business performance and the creation of sustainable shareholder value. CIBC issues stock options as part of the overall executive compensation package. The options have a 10-year term and vest over a four-year period.

CIBC has reduced the use of options in recent years and currently only 15% of any deferred equity awards are provided in the form of stock options for all executives. As a result, the

CIBC SHAREHOLDER PROPOSALS	1

number of options issued for the 2006 fiscal year was 0.12% of the total number of common shares outstanding, as shown on page 24 of this Circular. However, the Board and management believe stock options remain a valuable and competitive compensation tool, linking compensation to shareholder value through share price appreciation. CIBC will continue to benchmark its use of options against the market, and will continue to use options judiciously to attract, retain and motivate the best talent.

PROPOSAL NO. 3

It is proposed that three years from the date of this document at the latest, at least a third of the members of the bank’s board of directors consist of women.

The Shareholder Education and Advocacy Movement has submitted the following statement in support of their proposal.

The percentage of women on the bank’s board of directors is ridiculously low, a result of an old and archaic tradition that relegates women to a lower status in large financial institutions, while they represent over half of university graduates. In Quebec, 24 government corporations must have half of the seats of their boards of directors filled by women from now on. This example should be followed over the long term by the bank, whose current representation is of an almost venerable age, an illustration of the masculine private preserve of the boards of directors of the great majority of public corporations. Indeed, 30% of Canadian companies’ boards have only one woman; 12% have two; 4% have three; 1% have four and 1% have five, which includes the National Bank of Canada, by way of exception.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

The Board agrees that diversity, including gender diversity, makes better boards and is one of several important considerations in selecting a director. Based on information from the management proxy circulars for the 2006 annual meeting of the six major Canadian banks, 27.7% of CIBC’s Board was comprised of women, higher than the 22% average of the other banks and higher than the individual percentage for each of those banks. If the director nominees identified in CIBC’s Management Proxy Circular for the 2007 annual meeting are elected by CIBC’s common shareholders, then 25% of CIBC’s Board would be comprised of women.

CIBC’s Corporate Governance Committee acts as the nominating committee, which means it recommends candidates for nomination to the Board and establishes the competencies and skills it will seek during the director selection process. The Committee uses a “competency matrix” to assist with reviewing the skill set of director candidates. The matrix is simply a list of various skills and characteristics considered desirable for CIBC’s Board. The list includes characteristics associated with diversity (e.g. gender, ethnicity, disability). The matrix helps the Committee identify gaps in the Board’s collective skill set and assists the Committee in any search for new director candidates.

For more information on the competency matrix, see “Appendix “B”, Statement of Corporate Governance - Director skill set and competency matrix tool”.

While the Committee and the Board believe that women will become more prominent on boards because they are moving into more senior management positions, the Board will continue to focus on selecting individuals who have the competencies and skills to meet the Board’s needs and CIBC’s strategic priorities.

PROPOSAL NO. 4

It is proposed that the annual report include a detailed summary of the financial statements of the bank’s subsidiaries.

The Shareholder Education and Advocacy Movement has submitted the following statement in support of their proposal.

Sections 157 (2) of the Canada Business Corporations Act and 310 (2) of the Bank Act stipulate that “shareholders of a corporation and their personal representatives may on request examine the statements of subsidiaries during the usual business hours of the corporation and may make extracts free of charge”. When the company opposes a shareholder’s request to examine statements, this leads to significant legal expenses for the shareholder, making it difficult or unrealistic to recognize this right, which would be partly satisfied by publishing a summary of the financial statements of the Bank’s subsidiaries in the annual report.

In fact, informed shareholders cannot exercise their vote unless they start from specific and verified information of all the activities of the company, including its subsidiaries whose financial statements are currently excluded from shareholders’ scrutiny. A culture of secrecy contravenes the principles of good governance. It goes against logic and the nature of things that a listed company that makes use of public investment is both open and closed at the same time!

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC’s annual report includes its financial statements, which are prepared in accordance with Canadian generally accepted accounting principles as well as the requirements of the Bank Act. The annual report also includes management’s discussion and analysis of CIBC’s financial statements, which is prepared in accordance with the requirements of Canadian and U.S. securities regulators. This means that CIBC’s financial statements have been prepared on a consolidated basis and management’s discussion and analysis of those statements focuses on information, including any information about a subsidiary of CIBC, that is material to CIBC’s financial statements. The Office of the Superintendent of Financial Institutions Canada, one of CIBC’s primary regulators, has access to the financial statements of all CIBC subsidiaries and the Canada Revenue Agency receives the financial statements of CIBC’s foreign subsidiaries. As a result there is meaningful disclosure to CIBC’s shareholders and full

2	CIBC SHAREHOLDER PROPOSALS

transparency with the Canadian regulatory authorities in accordance with law and the Board and management do not believe the proposed additional disclosure is necessary.

PROPOSAL NO. 5

Considering the strong concerns expressed by many observers and regulators with respect to the effects of “hedge” funds on the stability of the financial system, it is proposed that the bank disclose information on its direct or indirect participation in this type of activity.

The Shareholder Education and Advocacy Movement has submitted the following statement in support of their proposal.

The power of hedge funds threatens the world of finance, was the headline of Monde économie on October 3, 2006. It relates in particular to the speculative US Amaranth fund, which lost over US$6 billion – over half of its assets – in two days by speculating on the gas market. The newspaper recalls the collapse of another US fund, LTCM, which had forced the Federal Reserve to lower its interest rates to avoid ripple effects in the financial system. On October 5, 2006, the newspaper LA PRESSE revealed that the IDA* recommends that performance funds be regulated to protect investors. This type of investment has tripled in recent years. Most of them, based in tax havens, remain unclear and escape audits. They are only regulated indirectly through the monitoring of banks of which they are creditors.

*	Investment Dealers Association of Canada.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC conducts business with alternative investment managers and, in doing so, assumes potential counterparty credit risk and credit risk related to secured lending. The directors and management of CIBC are committed to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. This disclosure includes our quarterly and annual reports to shareholders, quarterly supplementary financial information, executive presentations and webcasts and other disclosure. Through this disclosure, CIBC presents a detailed review of its businesses, including its credit portfolio and credit risk management. Management and the Board of Directors continue to feel comfortable with CIBC’s overall risk positioning. If CIBC’s current exposure to alternative investment managers becomes a material portion of CIBC’s business, then CIBC would advise of this development in accordance with its disclosure practices and regulatory requirements.

PROPOSAL NO. 6

A Director of this Bank shall not be qualified as “independent” if that Director was a Named Executive Officer of another company at the same time as one of the current Named Executive Officers of this Bank. This means that if any of the current “top five” officers of this Bank previously held a top-level executive position in another company, the other Named Executive Officers with whom he or she served at that other company shall not be qualified as “independent” Directors of this Bank as long as the former colleague continues to be employed as a Named Executive Officer of this Bank. The New York Stock Exchange is continually tightening the definition of “independent director”, and calls upon listed companies to “consider all relevant facts and circumstances” when determining a director’s independence. This proposed policy is consistent with that NYSE directive.

Mr. Verdun submitted the following statement in support of his proposal.

Prior to October 2000, Karen Maidment was Chief Financial Officer of Clarica Life Insurance Company, while Robert Astley was Chief Executive Officer of the same company. Ms. Maidment, now the CFO of Bank of Montreal, is very closely associated with Mr. Astley, having spoken in his support at an event sponsored by BMO in his home community of Waterloo, Ontario, after Mr. Astley’s former company was found by a judicial inquiry to have acted unethically in the financing of RIM Park in the City of Waterloo. As a Director of the Bank of Montreal, Mr. Astley is a member of the Management Compensation Committee, which is responsible for setting Ms. Maidment’s income package. Under NYSE policy, the compensation committee must consist entirely of independent Directors. Tightening the definition would eliminate this type of failure of independent supervision of Named Executive Officers.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC’s Board achieves independence in accordance with regulatory requirements and best practices using several tools.

•	The Board adopted independence standards, based on New York Stock Exchange corporate governance rules, Canadian Securities Administrators corporate governance guidelines and Bank Act provisions.

•	The Board reviews (and discloses) board interlocks.

•	The Board reviews (and discloses) service on other public company board committees.

•	The Board conducts meetings without management.

•	The Board reviews situations where a director might have a material interest in a transaction involving CIBC.

A director is considered independent only if the Board determines the director has no material relationship with CIBC. In making this determination, the Board applies tests outlined in its independence standards. The Board also considers other relationships which it believes might interfere with the exercise of a director’s independent judgment. The Board reviews director independence at least once a year. CIBC’s Board is satisfied with its approach to determining director independence and believes it has achieved the right balance among legally required tests, good

CIBC SHAREHOLDER PROPOSALS	3

governance and reasonable judgment. Therefore, the Board does not intend to modify its current independence tests.

The Shareholder Education and Advocacy Movement (MEDAC), 82 Sherbrooke Street West, Montreal, Quebec, H2X 1X3, telephone 514-286-1155, e-mail: admin@medac.qc.ca, withdrew a proposal to disclose more extensive information about compensation advisors based on CIBC’s disclosure in this Circular. CIBC thanks MEDAC and other investor groups such as the Canadian Coalition for Good Governance for their thoughtful commentary and input on good governance processes around the independent mandate of compensation advisors to a public company’s compensation committee.

Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario, N2A 1X2, telephone 519-574-0252, e-mail: bobverdun@ rogers.com, submitted a proposal advancing certain principles of executive compensation, under which the most senior executives of the Bank are paid in a manner that is Simplified, Transparent, Allocated (to future years as appropriate), and Retractable (in case of catastrophic events significantly impacting the Bank’s profits), which he has designated as the STAR Principle. Mr. Verdun withdrew his proposal based on CIBC’s practices and the transparency of CIBC’s existing compensation disclosure. CIBC’s practices include awarding a relatively small number of options as part of executive compensation and a Chief Executive Officer (CEO) compensation model under which 1) variable compensation (excluding stock options) for a fiscal year is determined at the end of the following fiscal year, allowing the Board to consider any post year-end events and 2) any outstanding unvested deferred equity awards on the CEO’s retirement would vest only if there were no material adverse subsequent event relating to a prior period. CIBC thanks Mr. Verdun for his commentary on the governance processes around executive compensation.

4	CIBC SHAREHOLDER PROPOSALS

SCHEDULE “B”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

CIBC’s vision is to be the leader in client relationships. This means delivering on the things that matter to our key stakeholders. CIBC has made commitments to its stakeholders:

•	To help clients achieve what matters to them

•	To create an environment where all employees can excel

•	To make a real difference in our communities

•	To build the highest total return for our shareholders

As part of its vision, CIBC aspires to the highest standards of corporate governance. Leading governance achievements at CIBC include the adoption of majority voting for directors, a new Chief Executive Officer (CEO) compensation model, disclosing metrics to support the link between executive pay and performance and continuing Board renewal.

This statement of corporate governance practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and its shareholders. It was last reviewed and approved by the Board in January 2007.

2	Goverance structure	6	Director compensation
2	Board composition	6	Executive compensation
2	Board responsibilities	7	Board access to management and external advisors
3	Director independence	7	Director orientation and continuing education
4	Director nomination process	7	Management succession
5	Director tenure	7	Disclosure policy
5	The Chief Executive Officer	8	Annual performance evaluation of the Board
5	The Chairman of the Board	8	Code of Conduct and Code of Ethics
6	Board committees

Shareholders who would like to communicate with the Board should direct their communications to: Chairman of the Board, CIBC, c/o Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2.

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	1

1.	Governance structure

Quick facts

ð	Find key governance documents at www.cibc.com and www.sedar.com

ð	Board reviews and approves them every year

•	Statement of Corporate Governance Practices

•	Board of Directors Independence Standards

•	Mandate of the Board of Directors

•	Mandate of the Chairman of the Board of Directors

•	Mandates of the Board Committees

•	Mandate of a Committee Chair

•	Mandate of the President and Chief Executive Officer

•	Code of Conduct for Employees

•	Code of Ethics for Directors

This diagram provides a snapshot of CIBC’s governance structure.

2.	Board composition

Quick facts

ð	Find CIBC’s By-Law No. 1 at www.sedar.com

ð	CIBC’s optimal Board size is 16-18

ð	CIBC’s Board put forward 16 nominees for election at the 2007 annual meeting of shareholders

The composition and organization of the Board is governed primarily by the Bank Act (Canada), which has requirements on the qualifications, number, affiliation and Canadian residency of directors. CIBC’s By-Law No. 1 provides that the Board may fix the number of directors between a range of seven and 35. The Corporate Governance Committee reviews the effectiveness and optimal size of the Board. The parameters the Committee established are based on best governance practices in the financial services industry, any skills required to complement the Board’s skill set and the number of directors required to adequately discharge the duties of the Board and those of its committees. The Committee’s objective is for the Board to maintain effective decision making.

3.	Board responsibilities

Quick facts

ð	Find the Mandate of the Board of Directors at www.cibc.com and www.sedar.com
ð	Board reviews and approves the mandate every year

The Board is responsible for supervising the management of CIBC’s business and affairs. The Board provides direction to management, through the CEO, to pursue the best interests of CIBC. The Mandate of the Board of Directors is incorporated into this document by reference. The Board’s key responsibilities are outlined below.

Strategic planning – The Board reviews and approves CIBC’s strategic planning process and annual strategic plan and considers management’s assessment of emerging trends, the competitive environment, risk issues and significant business practices and products.

Risk management – The Board (with assistance from the Risk Management Committee or the Audit Committee) reviews management reports on material risks associated with CIBC’s businesses and operations, the implementation by management of systems to manage these risks and material deficiencies in the operation of these systems.

Human resources management – The Board (with assistance from the Management Resources and Compensation Committee) reviews CIBC’s approach to human resource management and executive compensation, the extent to which management fosters a culture of integrity and succession planning process for the CEO and key management positions.

Corporate governance – The Board (with assistance from the Corporate Governance Committee and the Risk Management Committee) reviews CIBC’s approach to corporate governance, director independence, CIBC’s Code of Ethics and Code of Conduct, and policies relating to reputation and legal risk.

Financial information – The Board (with assistance from the Audit Committee) reviews CIBC’s internal controls relating to financial information, management reports on material deficiencies relating to those controls and the integrity of CIBC’s financial information and systems.

Communications – The Board reviews CIBC’s overall communications strategy, measures for receiving shareholder feedback and material changes to CIBC’s disclosure policy.

Board committees – The Board establishes committees and their mandates and requires committee chairs to present a report to the Board on material matters considered by the committee at the next Board meeting.

Director development and evaluation – The Board (with assistance from management, the Chairman of the Board and the committees) develops director orientation programs and continuing development programs for directors and (with assistance from the Corporate Governance Committee) evaluates the performance of the Board, its committees and the directors.

2	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

4. Director independence

Quick facts

ð	Find Board of Director Independence Standards at www.cibc.com

ð	15 of the 16 director nominees put forward for appointment at the 2007 annual meeting are independent

ð	Gerry McCaughey is not independent because he is CIBC’s President and CEO

The Board achieves independence in accordance with regulatory requirements and best practices using several tools. A key tool is the Board’s independence standards, which contain tests to assess a director’s independence and a description of relationships between CIBC and a director that would not affect a director’s independence. There are other important tools the Board uses to achieve independence:

•	reviewing and disclosing board interlocks;

•	reviewing service on other public company audit committees;

•	conducting regular sessions of the Board and its committees without any members of management; and

•	reviewing whether directors have a material interest in a transaction.

Independence standards

Who is covered? The Board has independence standards, which require a substantial majority of its directors to be independent. All members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee must be independent. A majority of the members of the Risk Management Committee must be independent. Audit Committee members must satisfy additional criteria outlined in that committee’s mandate.

How does the Board determine independence? A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship, which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Affiliated Persons Regulations under the Bank Act, the New York Stock Exchange corporate governance rules and the Canadian Securities Administrators’ corporate governance guidelines. The Board determines the independence of a director each year at the time the Board approves director nominees for inclusion in CIBC’s Management Proxy Circular. If a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time. The Board bases its determination primarily on the results of independence questionnaires completed by each nominee.

Immaterial relationships

The Board has identified immaterial relationships that do not affect a director’s independence but the Board may decide otherwise for a specific director relationship depending on his or her circumstances. These immaterial relationships include routine banking services where a director, his or her immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards. An immaterial relationship also includes the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) if the compensation and benefits received by the family member were established by CIBC in accordance with the compensation policies and practices applicable to CIBC employees in comparable positions.

Board interlocks

Quick facts

ð	The Corporate Governance Committee does not believe that interlocking board memberships of CIBC’s directors impact the ability of those directors to act in the best interests of CIBC.

The Board does not limit the number of its directors who sit on the same board of another public company but believes disclosure of interlocking board memberships is important.

Company	Director	Committee Membership
Nortel Networks Corporation	Jalynn H. Bennett	Compensation and Human Resources
	John P. Manley	Compensation and Human Resources
Nortel Networks Limited	Jalynn H. Bennett	Compensation and Human Resources, Pension Fund Policy
	John P. Manley	Compensation and Human Resources, Pension Fund Policy
TransAlta Corporation	Gordon D. Giffin	Nominating and Corporate Governance
	Stephen G. Snyder	—

Service on other public company audit committees

Quick facts

ð	Check director nominee biographies in the 2007 Management Proxy Circular for their participation on other public company committees

ð

Gary Colter, the Chair of CIBC’s Audit Committee is an audit committee member at three other public companies. After looking at the scope of his audit committee activities, regulatory requirements, demands on his time, his extensive accounting and financial qualifications and related experience, the Board determined his ability to serve on CIBC’s Audit Committee was not impaired.

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	3

Under the Audit Committee mandate, a member may not serve on the audit committee of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on CIBC’s Audit Committee.

Private sessions

The Board and each of its committees enhance independence by conducting sessions without management. These sessions are arranged for each regularly scheduled meeting and are conducted by the Chairman of the Board at Board meetings and the chair of each committee at committee meetings. The Chairman of the Board also arranges an annual meeting among only the non-management directors.

Material interest in transactions

Where a director or executive officer has a material interest in a transaction or agreement (or proposed transaction or agreement) with CIBC, he or she discloses that interest. When the transaction or agreement is considered by the Board, the affected director excuses himself or herself from the meeting at which the transaction or agreement is being considered and does not vote on any resolution to approve that transaction or agreement.

5.	Director nomination process

The Corporate Governance Committee acts as the nominating committee. This means it recommends candidates for nomination to the Board and establishes competencies and skills for the selection of Board and committee members. There are many considerations that factor into the Committee’s nomination process.

Term of a director

Quick facts

ð	Maximum period of Board service usually runs until the director turns 70 or 15 years after joining the Board, whichever is shorter

Under the Bank Act and CIBC’s by-laws, a director’s term expires at the close of the next annual meeting of shareholders after the election or appointment of that director. Under CIBC’s Director Tenure Policy, the maximum period a director may serve on the Board is 15 years after his or her initial election by shareholders or appointment by directors. However, the Committee has the power to determine that it is in the best interests of CIBC to recommend a director who has served the maximum period for re-election. There is a transition schedule for those directors who were elected at the 2004 annual meeting of shareholders, some of whom were directors of CIBC for 15 years or more.

Director skill set and competency matrix tool

The Committee uses a competency matrix to assist with reviewing the skill set of director candidates and the

Board as a whole. The matrix outlines the desired complement of directors’ skills and characteristics based on broad categories such as enterprise leadership, functional capabilities, market knowledge, board experience and diversity. This matrix is reviewed and enhanced annually by the Committee to reflect its assessment of the Board’s current needs and CIBC’s strategic priorities. Part of this review entails a self-assessment by each existing director of his or her skills and qualifications in each of the categories in the matrix. This self-assessment helps the Committee identify any gaps and assists the Committee in its search for new candidates.

Nominating a new director for election

The Committee is responsible for recommending to the Board candidates for election. Before making a recommendation on a new director candidate, the Chairman of the Board and different Committee members meet with the candidate to discuss the candidate’s interest and ability to devote the time and commitment required to serve on CIBC’s Board. The Committee makes arrangements to verify the candidate’s educational background, conduct a background check on the candidate and assess any potential conflicts, independence concerns or disclosure issues the candidate might have.

Nominating an existing director for re-election

The Committee is responsible for recommending to the Board existing directors for re-election. Before making a recommendation on an existing director, the Committee reviews a number of factors identified in CIBC’s Director Tenure Policy, including the director’s:

•	Bank Act qualifications;

•	age;

•	material change in employment or board directorships;

•	capabilities to contribute effectively to the Board and its oversight responsibilities;

•	compliance with CIBC’s Code of Ethics;

•	attendance at regularly scheduled Board and committee meetings; and

•	length of service on the Board.

Meeting attendance record

Quick facts

ð

All directors attended at least 75% of the combined total of regularly scheduled Board and committee meetings during fiscal 2006. See the 2007 Management Proxy Circular for each director’s meeting attendance record.

Regular Board and committee meetings are set approximately two years in advance. Special meetings are scheduled as required. CIBC’s Director Tenure Policy encourages a director to attend all meetings of the Board and expects a director to attend at least 75% of the

4	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

combined total of regularly scheduled Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so. This standard is not applied to attendance at special Board or committee meetings.

Evergreen director candidate list

The Committee maintains an “evergreen” list of potential director candidates. The Committee reviews recommendations from other directors and determines whether to add a new candidate’s name to the list.

External consultant

The Committee has the authority to hire outside consultants to help identify qualified candidates.

Former Chief Executive Officer

Under the Board’s Director Tenure Policy, the CEO would not normally be re-elected as a director after ceasing to act as the chief executive officer. However, the Corporate Governance Committee may recommend that he or she be elected as a director in special circumstances.

6.	Director tenure

CIBC has a Director Tenure Policy to guide the Board and the Corporate Governance Committee on assessing the duration of a director’s tenure with the Board.

Resignation of a director – The policy requires a director to provide notice of resignation to the Chairman of the Board in certain circumstances. These circumstances include but are not limited to no longer satisfying director qualification requirements under applicable law, a material change in employment, accepting a directorship with another financial institution or company in which there could be a material conflict of interest between that institution or company and CIBC, causing CIBC to incur an irrecoverable loss, or becoming aware that personal circumstances may have an adverse impact on the reputation of CIBC. The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation would not be part of the decision-making process.

Retirement age and maximum term – A director retires at the earlier of the age of 70 or having been a director for 15 years since joining the Board. There is a transition period for directors appointed at the 2004 annual meeting of shareholders, some of whom were directors of CIBC for 15 years or more. The Corporate Governance Committee has authority to recommend a director for re-election after the expiry of the 15 year term or reaching 70 if it is in the best interests of CIBC to do so.

Director voting – A director is required to tender his or her resignation if the director receives more withheld votes than for votes, “a majority withheld vote”, at any meeting where shareholders vote on the uncontested election of directors. An “uncontested election” means the number of director nominees for election is the same as the number of director positions on the Board. The Corporate Governance Committee would be expected to recommend that the Board accept the resignation, except in extenuating circumstances. The Board would make a decision within 90 days after the election and issue a press release either announcing the resignation or explaining why it had not been accepted. The director who tendered the resignation would not be part of the decision-making process. If each member of the Corporate Governance Committee received a majority withheld vote at the same shareholder meeting, then the directors who satisfy the Board’s independence standards and did not receive a majority withheld vote will appoint a committee amongst themselves to consider the resignations and recommend to the Board whether to accept them. If the only directors who did not receive a majority withheld vote at the same shareholder meeting constitute seven or fewer directors, all directors will participate in the determination on whether to accept the resignations. The Board may fill a vacancy in accordance with CIBC’s by-laws and the Bank Act.

7.	The Chief Executive Officer

Quick facts

ð	Find the Mandate of the Chief Executive Officer at www.cibc.com

ð	Board reviews and approves the mandate every year

The CEO must be a member of the Board under the Bank Act. The primary objectives of the CEO are to lead the management of CIBC’s business and affairs and to lead the implementation of Board resolutions and policies. The Mandate of the Chief Executive Officer sets out the CEO’s key accountabilities and responsibilities, which include duties relating to CIBC’s values, strategic planning, governance, risk management, financial information, human resources management, operational direction, Board interaction, succession planning and effective communication with shareholders, clients, employees and regulators.

8.	The Chairman of the Board

Quick facts

ð	Find the Mandate of the Chairman of the Board at www.cibc.com

ð	Board reviews and approves the mandate every year

The Chairman of the Board is a non-management director and meets the Board’s independence standards. The primary functions of the Chairman are to oversee the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Mandate of the Chairman of the Board sets out the Chairman’s key accountabilities and responsibilities, which include duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development, providing input on potential director candidates, providing feedback to the CEO and communicating with shareholders and regulators.

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	5

9.	Board committees

Quick facts

ð	Board has four committees

ð	Check each committee’s fiscal 2006 achievements in the 2007 Management Proxy Circular

ð	Find the mandate of each committee and the mandate of a committee chair at www.cibc.com

ð	Board reviews and approves the mandates every year

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting; monitoring the system of internal controls; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the audit committee for certain federally regulated subsidiaries. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditors, the Office of the Superintendent of Financial Institutions Canada and key management members, such as the Chief Financial Officer, the Chief Auditor and the General Counsel. All members are independent as required by law.

The Management Resources and Compensation Committee is responsible for assisting the Board in overseeing CIBC’s human resources policies and practices. The Committee reviews the CEO’s performance goals; evaluates the CEO’s performance; makes recommendations to the Board on the CEO’s compensation; reviews the appointment and compensation of other key management positions; oversees succession for the CEO and other key management positions; reviews CIBC’s compensation principles and policies; fulfills certain duties relating to CIBC’s pension funds; and provides the Report on Executive Compensation in CIBC’s Management Proxy Circular. All members are independent as required by law.

The Corporate Governance Committee is responsible for assisting the Board in its corporate governance oversight responsibilities and acting as the conduct review committee of CIBC under the Bank Act. The Committee oversees CIBC’s governance framework, activity and disclosure; the composition and performance of the Board and its committees; succession planning process for the CEO and the Chairman of the Board; compliance with CIBC’s Code of Conduct for Employees and Code of Ethics for Directors; and certain policies that impact reputation risk. All members are independent as required by law.

The Risk Management Committee is responsible for assisting the Board in overseeing, identifying, measuring, monitoring and controlling CIBC’s principal business risks. The Committee has specific responsibilities relating to credit, market, investment, operational, balance sheet and liquidity risks; credit delegation; CIBC’s reputation and legal risks policy; and the design, mandate and effectiveness of CIBC’s independent risk management services. A substantial majority of the members are independent.

The Board appoints a chair for each committee for a term of up to five years. A chair has responsibility for presiding over all meetings of that committee, coordinating compliance with the committee’s mandate, working with management to develop the committee’s annual workplan and providing the Board with reports of the committee’s key activities.

10.	Director compensation

Quick facts

ð	Check compensation paid to each director during fiscal 2006 in the 2007 Management Proxy Circular

ð	No change to director compensation since May 1, 2005

ð	A director is expected to acquire CIBC common shares and/or deferred share units having a value of not less than $300,000, within five years of becoming a director

The Corporate Governance Committee reviews and recommends for Board approval, CIBC’s director compensation policy and practices. The Committee considers many factors, including the links between compensation and workload, time commitment and responsibility. Another important factor the Committee considers is compensation paid to directors at other large Canadian and U.S. public companies, with a focus on major Canadian banks. The Committee may retain an independent external consultant to provide data and advice to the Committee on the appropriateness of its director compensation policy and practices.

11.	Executive compensation

Quick facts

ð	Check the 2007 Management Proxy Circular for CEO compensation detail

ð	CEO incentive compensation delayed for one year to give the Board a longer-term view to assess CEO performance

ð	CEO must own shares equal to six times CEO’s annual salary during his office as CEO and for two years after retirement

ð	CEO pre-announces option exercises and trades in CIBC common shares

The Management Resources and Compensation Committee approves the overall incentive compensation pool; assesses CEO performance; and makes recommendations to the Board on compensation to the CEO, direct reports to the CEO and key control positions. The Committee retains independent, external compensation consultants to report directly to the Committee and provide advice and counsel on the issues being reviewed. The Committee’s guiding principle is that pay should align with performance and be competitive with market practice. Compensation at CIBC is comprised of three basic components: base salary, variable compensation and benefits (including pension and perquisites). For executives, variable compensation comprises a large percentage of total compensation to reinforce the pay-for-performance link.

Annual variable compensation for a fiscal year is determined by the Committee and approved by the Board at the end of that

6	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

year, except for the CEO whose annual variable compensation (excluding options) for a fiscal year is determined by the Board at the end of the next year. This compensation model for the CEO gives the Board a longer-term view to assess CEO performance. In addition, upon the CEO’s retirement, outstanding unvested restricted shares and options continue vesting only if there is no subsequent material adverse event during the time the retired CEO occupied that office. Alignment to shareholders’ interests is enhanced by requiring the CEO to maintain a share ownership level equal to six times his annual salary while he occupies that office and for two years after retirement. To promote transparent disclosure practices, the CEO pre-announces by press release his intention to exercise options or make other trades in CIBC securities for which insider reports would be required within the standard ten day period.

12.	Board access to management and external advisors

To assist the Board and its committees in satisfying their responsibilities and to foster their independence, the Board and each committee has authority to retain and terminate external advisors and to set and pay the compensation of those advisors without consulting or obtaining approval of any CIBC officer. The Board and its committees also have unrestricted access to management and employees of CIBC, as well as the external auditors.

13.	Director orientation and continuing education

Quick facts

ð	During fiscal 2006, director education focused on risk management, Basel II, executive compensation and corporate governance trends

ð	Approximately 8% of agenda time was dedicated to director education during fiscal 2006. See the 2007 Management Proxy Circular for details on each committee’s director education during fiscal 2006.

CIBC’s Director Development Program fosters the continuous education of Board members. The program has two components: 1) New Director Orientation and 2) Ongoing Director Development. The Board’s target over time is to have approximately 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations in addition to review or decision items.

New director orientation – The New Director Orientation program is comprised of written materials and scheduled orientation events. CIBC’s Directors’ Manual reviews the Board’s policies and procedures; CIBC’s by-laws and current organizational structure; CIBC’s current strategic, financial and capital plans; the most recent annual and quarterly financial reports; and a report on key business issues. In addition, a new director has separate one-on-one meetings with the Chairman, the CEO, members of management and representatives from CIBC’s Compliance Department. The chair of a Board committee arranges an orientation session for any new director who joins the committee. To assist a new director in understanding the role of the Board and its committees and the commitment expected of a director, the Chairman might arrange for a current Board member to act as mentor to a new director.

Ongoing director development – The Ongoing Director Development program is comprised of a combination of external course offerings; self-education through CIBC’s on-line learning network; review of written materials relevant to a director’s role; regular education presentations provided by internal and external experts; and one-on-one sessions between a director and an internal or external expert on specific subject matters. The Chairman is responsible for coordinating continuous education programs at the Board level. Each Board committee chair has the same responsibility for the continuous education of committee members in relation to a committee’s mandate. The Board of Directors’ website is an important component of the Ongoing Director Development program, providing an online reference library for directors with key contact information and a complete repository of policies and procedures affecting the operations of the Board and its committees.

14.	Management succession

The mandates of the Board and its committees outline responsibility for oversight of management succession plans for the CEO, the Chief Financial Officer and other key management positions.

The Management Resources and Compensation Committee reviews the succession plan of the Chief Financial Officer and other key management positions. The Audit Committee, in consultation with the Management Resources and Compensation Committee, reviews the succession plan of the Chief Financial Officer, the Chief Auditor, the Controller and the Chief Accountant. The Corporate Governance Committee reviews the succession plan of the CEO.

The CEO reviews both emergency and long-term succession candidates for key positions with the Board and certain committees at least once a year.

15.	Disclosure policy

Quick facts

ð	Find CIBC’s Disclosure Policy at www.cibc.com

ð	Chairman of the Board and authorized members of management speak for CIBC

ð	Individual Board members would communicate with various CIBC stakeholders only at the request of the Board or management

A Board approved disclosure policy reflects the commitment of the directors and management to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. The Corporate Governance Committee is responsible for reviewing management’s administration of CIBC’s Disclosure Policy, as well as any changes to that policy submitted to the Board for approval. The Board is responsible for reviewing CIBC’s overall communication strategy.

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	7

16. Annual performance evaluation of the Board

The Mandate of the Board of Directors requires the Board to evaluate and review the performance of the Board, its committees and its directors each year. The Board delegates this function to the Corporate Governance Committee. The Corporate Governance Committee retains an external advisor to assist in conducting this assessment.

The assessment of the Board’s performance is based on feedback obtained from 1) individual questionnaires and 2) individual one-on-one interviews between each director and the Chairman of the Board to discuss the director’s performance, development needs and peer feedback. The Chair of the Corporate Governance Committee has a similar one-on-one interview with the Chairman of the Board to discuss the Chairman’s performance. The assessment addresses performance of the Board, each Board committee, each committee chair, the Chairman, the CEO and individual directors. A broad range of dimensions are covered, such as Board and committee structure and composition; succession planning; management development; strategic planning; risk management; operational performance; director competencies; and Board processes and effectiveness. The assessments help identify opportunities for continuing Board and director development and form the basis of action plans for improvement. The Corporate Governance Committee monitors progress against these plans.

17.	Code of Conduct and Code of Ethics

Quick facts

ð	Each year employees and directors certify their familiarity with and adherence to their codes

ð	Find the Code of Conduct and Code of Ethics at www.cibc.com or www.sedar.com

CIBC is committed to the highest standards of ethical and professional conduct. The Code of Conduct applies to all employees of CIBC, including both permanent and temporary employees working either full-time or part-time. The Code of Conduct represents the minimum standards regarding employee conduct and CIBC’s obligations. In addition, certain employees will be subject to business-related Code of Conduct Guidelines. The Code of Conduct addresses general conduct, conflicts of interest, information management, protecting CIBC’s assets and internal and regulatory investigations.

The Code of Ethics applies to all members of the Board, codifying a standard of conduct by which a director is expected to abide. The Code of Ethics addresses matters that are similar to those addressed in the Code of Conduct. When a new director joins the Board, he or she is required to review the Code of Ethics and acknowledge in writing that he or she has reviewed it and agrees to abide by its terms.

Any changes to the codes are considered by the Board for approval. A waiver of the Code of Conduct for certain executive officers or the Code of Ethics for directors may be granted only by the Board or the Audit Committee and must be promptly disclosed to CIBC’s shareholders.

8	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Head Office

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Toronto, Ontario, Canada, M5L 1A2

Telephone: 416-980-3096

Fax: 416-980-7012

e-mail: corporate.secretary@cibc.com

January 25, 2007

NOTICE TO BENEFICIAL SHAREHOLDERS

Shareholder Materials

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•	the system requirements to view and download a document will be specified in CIBC’s website; currently a document distributed electronically will be in Adobe’s Portable Document Format (PDF)

•	the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe’s web site at www.adobe.com

5.	I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling CIBC at 416-980-6657; sending CIBC a fax at 416-980-5028; sending CIBC an e-mail to financialreport@cibc.com or by sending a request in writing by mail to CIBC Investor Relations Department, Commerce Court East, 6th floor, 21 Melinda Street, Toronto, Ontario, M5L 1G4. I understand that I may also request a paper copy by contacting CIBC Mellon Trust Company by phone, fax, e-mail or regular mail using the contact information in number 8 below for CIBC Mellon.

6.	I understand and agree that:

•	at any time and without giving me advance notice, CIBC may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me

•	if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me

•	if my e-mail address is found to be invalid, a paper copy of the document will be mailed to me

7.	I understand that CIBC will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.

8.	I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying CIBC Mellon Trust Company by telephone: 1-800-387-0825, fax: 416-643-5501, website: cibcmellon.com/investorinquiry or mail: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must actually receive and acknowledge my notification for my request to be effective.

9.	I understand that CIBC protects my privacy in accordance with its brochure “Your Privacy is Protected”, however, I understand that any notification sent to me by e-mail about the availability of a document will be unencrypted.

10.	I understand that I am not required to consent to electronic delivery.

January 25, 2007

NOTICE TO REGISTERED SHAREHOLDERS

Shareholder Materials

QUARTERLY FINANCIAL REPORTS

Annually, we ask that you let us know whether you would like to receive CIBC’s Quarterly Financial Reports for the next fiscal year. If you would like to receive these reports, please complete and return this Notice by any of the following methods:

•	ONLINE: at www.cibcmellon.com/FinancialStatements. The company code is 0801B.

•	BY MAIL: to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto ON M5C 2W9, or in the enclosed return envelope.

•	BY FAX: to 416-643-5501 (It is not necessary to fax the reverse side of this Notice).

ELECTRONIC DELIVERY

With your consent, CIBC Mellon Trust Company, CIBC’s transfer agent, will notify you by e-mail when the Quarterly Financial Reports and certain other CIBC communications are posted to CIBC’s website (www.cibc.com) instead of sending them to you by mail. This provides increased convenience to shareholders and benefits the environment. If you would like to receive these e-mail notices, please read the ‘Consent to Electronic Delivery’ on the other side of this Notice and provide your consent below.

If you have previously provided this consent, you do not have to do so again.

If you have any questions, please contact CIBC Mellon Trust Company at 1-800-387-0825 or 416-643-5500 or www.cibcmellon.com/investorinquiry.

Thank you for investing in CIBC shares and helping us to improve our communication to you.

I confirm that I am a shareholder of CIBC		☐

I wish to receive CIBC’s Quarterly Financial Reports		☐

I have read and understand the terms of the ‘Consent to Electronic Delivery’ found on the other side of this Notice and, on those terms, I consent to electronic delivery of the documents I am entitled to receive.		☐

Language Preference:	English	☐
	French	☐

Date:

Shareholder Signature:

Shareholder Name: (please print)

Shareholder Account #:
(nine digit number found on proxy)

Shareholder Address:
(please print)	Street

City & Province Postal Code

Shareholder e-mail:
(please print)

CIBC REGISTERED SHAREHOLDERS

Consent to Electronic Delivery

TO: CANADIAN IMPERIAL BANK OF COMMERCE

1.	I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive are determined by the class of securities I hold and may include:

•	CIBC’s Quarterly Financial Report

•	CIBC’s Annual Accountability Report (including Annual Financial Statements and Management’s Discussion and Analysis), when permitted by law

•	Notice of CIBC’s Annual or Special Meeting of Shareholders and related proxy and proxy circular, when permitted by law

•	CIBC’s Notice form for the Quarterly Reports

•	Other corporate information about CIBC

2.	I understand and agree that CIBC Mellon Trust Company, CIBC’s transfer agent, will notify me when a document I am entitled to receive is available at CIBC’s website www.cibc.com. I agree that notification will be sent to me at my e-mail address or in such other manner as CIBC may determine.

3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4.	I understand and agree that:

•	any e-mail notice or other notification will not contain an actual document

•	any e-mail notice or other notification will contain CIBC’s web address (or a hyperlink) identifying where a document is located

•	by entering CIBC’s web address into my web browser, I can access, view, download, and print a document from my computer

•	the system requirements to view and download a document will be specified in CIBC’s website; currently a document distributed electronically will be in Adobe’s Portable Document Format (PDF)

•	the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe’s web site at www.adobe.com

5.	I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling CIBC at 416-980-6657; sending CIBC a fax at 416-980-5028; sending CIBC an e-mail to financialreport@cibc.com or by sending a request in writing by mail to CIBC Investor Relations Department, Commerce Court East, 6th floor, 21 Melinda Street, Toronto, Ontario, M5L 1G4. I understand that I may also request a paper copy by contacting CIBC Mellon Trust Company by phone, fax, e-mail or regular mail by using the contact information in number 8 below for CIBC Mellon.

6.	I understand and agree that:

•	at any time and without giving me advance notice, CIBC may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me

•	if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me

•	if my e-mail address is found to be invalid, a paper copy of the document will be mailed to me

7.	I understand that CIBC will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.

8.	I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying CIBC Mellon Trust Company by telephone: 1-800-387-0825, fax: 416-643-5501, website: www.cibcmellon.com/investorinquiry or mail: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must actually receive and acknowledge my notification for my request to be effective.

9.	I understand that CIBC protects my privacy in accordance with its brochure “Your Privacy is Protected”, however, I understand that any notification sent to me by e-mail about the availability of a document will be unencrypted.

10.	I understand that I am not required to consent to electronic delivery.

PROXY Annual Meeting of Common Shareholders – March 1, 2007

PLEASE COMPLETE, SIGN AND RETURN THIS PROXY IN THE ENVELOPE PROVIDED.

IF YOU RECEIVE MORE THAN ONE PROXY, PLEASE COMPLETE, SIGN AND RETURN EACH ONE.

I appoint William A. Etherington, Chairman of the Board, or failing him, Gerald T. McCaughey, President and Chief Executive Officer (management’s nominees), or, I appoint                                          as my proxyholder.

HOW DO I APPOINT A PROXYHOLDER?

Every shareholder has the right to appoint a person (who need not be a shareholder), other than William A. Etherington or Gerald T. McCaughey, with power of substitution, to attend, vote and act on their behalf at the ANNUAL MEETING OF SHAREHOLDERS (the “Meeting”) to be held on MARCH 1, 2007 and any adjournment of the Meeting. To appoint a proxyholder, simply insert the person’s name in the blank space above, or you may use another appropriate form of proxy. If you do not insert a name in the blank space, then, William A. Etherington and Gerald T. McCaughey, both of whom are directors of CIBC, are appointed to act as your proxyholder.

WHAT DOES THIS MEAN?

Your proxyholder is authorized to attend, vote, withhold from voting, substitute another proxyholder and otherwise act for you regarding all matters that properly come before the Meeting. This proxy form (the “Proxy”) gives discretionary authority to your proxyholder, for any variation, amendment or addition to the matters identified in the Notice of Meeting and any other matter that properly comes before the Meeting or any adjournment of the Meeting.

IF I DO NOT SIGN AND RETURN THIS PROXY WILL MY SHARES BE COUNTED? No. For your shares to be voted (or withheld from voting), you must sign and return this Proxy.

IF I SIGN AND RETURN THIS PROXY, HOW WILL MY SHARES BE VOTED?

a)	Your shares will be voted (or withheld from voting) as stated in the instructions you mark on this Proxy.

b)	If you do not specify how you want your shares to be voted, and you appoint management’s nominees as your proxyholder, your shares will be voted as follows:

•	FOR the appointment of Ernst & Young LLP as auditors

•	FOR the election as directors of each of the nominees listed in item 2

•	FOR management’s proposal to amend section 5.2 of By-Law No. 1

•	FOR management’s proposal to amend the Employee Stock Option Plan

•	AGAINST each of the shareholder proposals listed in item 5.

c)

If you do not specify how you want your shares to be voted and you appoint a proxyholder other than management’s nominees, your shares will be voted in accordance with the instructions of your proxyholder. If neither you nor your proxyholder specifies how the shares are to be voted, your shares will be voted as indicated in paragraph b) above.

IF AN INDIVIDUAL HOLDS THESE SHARES: This Proxy must be signed by you or by an attorney duly authorized by you in writing.

IF A CORPORATION, ESTATE OR TRUST HOLDS THESE SHARES: This Proxy must be signed by duly authorized officers or by a duly authorized attorney, and must state the capacity in which they sign.

MANAGEMENT AND DIRECTOR RECOMMENDATION:

The directors and management recommend shareholders vote FOR the matters below:

1.	Appointment of auditors FOR ☐ WITHHOLD ☐

2.	Election as directors of the nominees listed below:

a)	I vote FOR the election of all nominees listed below ☐ or

b)	I WITHHOLD my vote for all nominees ☐ or

c)	I vote FOR or WITHHOLD my vote for the nominees as I have indicated below (indicate by marking “X”)

		FOR	WITHHOLD
1	B.S. Belzberg	☐	☐
2	J.H. Bennett	☐	☐
3	G.F. Colter	☐	☐
4	W.L. Duke	☐	☐
5	I.E.H. Duvar	☐	☐
6	W.A. Etherington	☐	☐
7	M.A. Franssen	☐	☐
8	G.D. Giffin	☐	☐
9	L.S. Hasenfratz	☐	☐
10	J.S. Lacey	☐	☐
11	J.P. Manley	☐	☐
12	G.T. McCaughey	☐	☐
13	C. Sirois	☐	☐
14	S.G. Snyder	☐	☐
15	C.M. Trudell	☐	☐
16	R.W. Tysoe	☐	☐

3.	Management’s proposal to amend section 5.2 of By-Law No. 1 FOR ☐ AGAINST ☐

4.	Management’s proposal to amend the Employee Stock Option Plan FOR ☐ AGAINST ☐

MANAGEMENT AND DIRECTOR RECOMMENDATION:

The directors and management recommend shareholders vote AGAINST the matters below:

5.	Shareholder proposals (set out in Schedule “A” of the accompanying Management Proxy Circular)

		FOR	AGAINST
1	Shareholder Proposal No. 1	☐	☐
2	Shareholder Proposal No. 2	☐	☐
3	Shareholder Proposal No. 3	☐	☐
4	Shareholder Proposal No. 4	☐	☐
5	Shareholder Proposal No. 5	☐	☐
6	Shareholder Proposal No. 6	☐	☐

Date	Signature

Note: If this Proxy is not dated in the space provided, it will be deemed to have the date on which it was mailed to you.

This Proxy is solicited by and on behalf of management of CIBC